Exhibit 1

Interim Report Q2 2015

	Three Months Ended Jun. 30			Six Months Ended Jun. 30
FOR THE PERIODS MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014		2015	2014

Net income[1]	$1,199	$1,558		$2,637	$2,401

Funds from operations[2,3]	520	569		1,077	1,061

Per Brookfield share

Net income[2]	$0.62	$0.79	[4]	$1.35	$1.32	[4]

Funds from operations[2,3]	0.50	0.56	[4]	1.04	1.04	[4]

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See basis of presentation on page 23
4.	Adjusted to reflect three-for-two stock split effective May 12, 2015

	As at
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Jun. 30, 2015	Dec. 31, 2014

Assets under management	$217,948	$203,840

Consolidated total assets	130,998	129,480

Fee bearing capital	98,648	88,540

Diluted number of common shares outstanding	1,015.1	983.2	[1]

Market trading price per share – NYSE	$34.93	$33.42	[1]

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

Q2 2015 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Net income for the second quarter was $1.2 billion or $0.62 per share and Funds from Operations (FFO) was $520 million or $0.50 per share. The results reflect continued earnings and cash flow growth across our operations and the contribution from recently completed acquisitions and developments, although offset somewhat by the results in our renewable energy and private equity businesses, which tend to have more variable earnings.

Fundraising continued to be very active, with more than $10 billion committed to various strategies through the first six months of this year. This brings total assets under management to $218 billion and fee-bearing capital to nearly $100 billion, up 18% over the last twelve months. This also increases our annualized fee revenues and target carried interests to $1.4 billion.

We expect our current private fundraising efforts to achieve or exceed the original fund expectations, with several final closes by the end of this year. Based on our pace of investing, we also expect to be in a position to begin marketing a further $10 to $15 million of funds later this year.

We committed or deployed $4 billion of capital on new investments during the quarter and $16 billion over the past twelve months as we continue to invest the capital raised in our private and listed funds. We are looking at a number of high quality investment opportunities across our operating businesses and regions, in addition to building out over $10 billion of property, infrastructure and renewable energy projects.

We generated substantial disposition proceeds across our franchise, including $3 billion from sales of mature assets such as an electrical transmission network in the northeastern U.S., a California wind farm, and interests in commercial properties. This capital, along with the over $2 billion we raised from a corporate share issue and issuance at our infrastructure partnership, as well as over $9 billion of uncalled client capital commitments, ensures we have ample liquidity to pursue additional growth opportunities.

Market Environment

News in the second quarter was dominated by Greece, the Chinese market “sell-off,” and continued anxiety over interest rates as the U.S. Fed continued to give indications it would increase interest rates for the first time since it dropped them to zero (amazingly, it has been seven years). This caused virtually all securities perceived to have some linkage to interest rates to trade lower.

None of these events has given us any pause about the continued recovery of the U.S. economy. Despite this, we have been net sellers of assets in the U.S., given the robust amounts of capital available to investors.

Oil and commodity prices have hurt economies like Australia and Canada, although we’re still seeing very good employment levels across most affected regions. We continue to pursue value investments in and around these markets.

Brazil is undergoing extreme pressure, and this has been exacerbated by scandals that have affected many of the global champions in the country. Despite this, and a recession, the country has a strong democracy with an emerging middle class, and we continue to believe in the long-term emergence of Brazil. As a result, we are investing large sums of capital there.

In India, government reform continues and we are pleased with the investments we have made over the last few years. Capital is starting to migrate back to the country but India is still recovering in many sectors. We hope to selectively put money to work in further value-based opportunities there.

With the Euro trading closer to par to the U.S. dollar and oil imports costing the continent less, Europe is now becoming much more competitive and despite few fiscal reforms, looks a lot better than a few years ago. With Eurozone interest rates near zero and looking to stay that way, our investments are focused on operating businesses where we can achieve growing cash flows, while locking in extremely attractive borrowing costs.

Investment Strategy

Investment success requires a combination of skill, patience and luck. Over time, with hard work most investors can acquire the skills; patience comes with experience; and often you have to be positioned to be lucky.

Two important items that can enable positioning for luck are finding a business where the pie for everyone is expanding, and investing in countries or companies that are well run. In short, it is easier to ride the wave than fight the tide.

Over the longer term, it is very difficult to generate strong returns in an industry, or in a currency, that is declining. With a publicly traded company, one can sometimes work to shrink the float of shares at big enough discounts to tangible value that one can earn good returns, but it is hard work. Examples of these types of businesses over the last 20 years include paper mills, textiles, and newspaper businesses – and more recently, businesses disrupted by new technologies. The only other way investors have done well in these declining businesses is to have acquired the business cheaply enough, milked the cash flow, and reinvested

2	BROOKFIELD ASSET MANAGEMENT

it into new businesses. These are anomalies, as the returns were unrelated to the old business and were, in fact, dependent on an individual who was a good capital allocator redirecting cash flow to new investments.

This brings us to our business of alternative asset management. Thirty years ago, bonds dominated pension portfolios; 20 years ago equities became very large components of institutional portfolios. Since then, equities have proven to be volatile and fixed income returns are now almost non-existent. As a result, we have seen continuously expanding allocations to alternatives – including real estate, infrastructure, private equity and hedge funds. All indications are that the growth of alternatives will continue to be positive for a long time.

Furthermore, since the financial crisis in 2008 we have seen consolidation starting to occur amongst alternative managers. This is creating a number of super-brands which are separating from the rest, as they have global reach, resources to achieve best-in-class governance standards, size to attract attention, and investment track records to assemble large sums of capital in multiple funds for institutional clients. The ability to provide a wide range of solutions to clients is an attractive alternative to having to otherwise vet possibly hundreds of managers, and enables managers to put large sums of money to work efficiently. As a result, institutional clients are increasingly allocating their capital to a smaller number of larger funds. We are among the fortunate few who possess this type of franchise.

Overall, we continue to believe that by simply compounding existing capital, we are heading to a +$50 trillion industry. As important, allocations to real assets have grown from virtually nil years ago to 10% on average today, and we estimate they will increase to 20% or more. As a result, in excess of $10 trillion of incremental capital will be available for the sector, a five-fold increase from today. Of course, institutions will range in allocations based on many factors, but as an example we expect that select institutions will have over 50% allocations to alternatives in the short term.

We believe that we continue to be in a very robust industry, and therefore our focus is not on major strategy change, but instead on relentless execution of our plans. Our goal is to generate strong returns by investing wisely, and to ensure we take care of our clients. As long as we do this, we believe we can grow at a strong pace for decades to come.

Interest Rates

We have been running our business with the expectation that interest rates will increase, particularly in the United States; in fact, we welcome this. Interest rates will rise because the economy is improving and that is positive for business.

Rates have been virtually at zero in the United States for seven years, the economy is doing well and a 1% or 2% increase in interest rates on the short or long end of the treasury yield curve means almost nothing to a long-term investment. We have assumed for six years that a 10-year treasury would have a 4% to 5% yield – not 2%, and we have based all our decisions on this. There are very few sophisticated acquirers of real estate or infrastructure that have had a different view. Returns may be slightly less going forward, but cap rates (the inverse of the return) have been stubbornly high relative to interest rates for one specific reason…that everyone knew interest rates were going up and people have not been willing to reduce the cap rates to levels that were unduly low, acknowledging that rates were going to go up.

Our business is positioned to thrive in a higher interest rate environment; there are four simple reasons for this. First, and most important, we own “real return” assets that increase their cash flow generating capacity over time either through contractual rights, our ability to operate them better, or an expansion of the operation. These enhancements should far outpace any extra interest costs, in particular in a more inflationary environment. Second, we generally earn total returns on equity of 10% to 20%. This is much greater than treasury yields and therefore a 1% increase does not really matter. Third, we finance approximately 50% of our investments with debt. Moving interest rates up by 1% impacts our returns by 1% to 2%, which is not meaningful. And fourth, most prudent property and infrastructure investors have fixed rate debt, therefore cash flows until maturity of that debt will not change at all, period. Nothing at all.

The broader point is that interest rate increases really do not have a major adverse impact on us, with the exception of one circumstance. That exception would be an increase to 7% to 8% in the shorter term, in which case there would be significant disruption to many businesses, including real estate and infrastructure. We have planned to be able to sustain this type of shock, although there is no doubt it would not be fun for any of us. And it might even lead to some tremendous opportunities for us. But, for the record, we believe the chance of this occurring in the next five years is very low, although you should make your own assessment and act accordingly if you believe this is a likely scenario.

Brookfield Listed Affiliates

Our listed affiliates, Brookfield Property Partners, Infrastructure Partners, and Renewable Energy Partners are very important to our overall long-term franchise. In order to continue to ensure the long-term success of these companies, we will use our resources to support them where required. That is one of the reasons we maintain substantial liquidity at Brookfield Asset Management, as we want to always be in a position to enable our companies to achieve transactions and build their businesses in a way that will create value for all unitholders. Sometimes this assistance relates to capital, often to business relationships, sometimes to execution, and at times to other resources that we possess.

At Brookfield Property Partners since spin-off, we have been supporting their plans with lending to ensure they could grow their business, complete the major developments they have in the pipeline and reorganize the company to create an optimal asset

Q2 2015 INTERIM REPORT	3

ownership structure. BPY is well into achieving their goals and is also coming close to completing their asset sale program and repaying bridge loans taken on to do this. The sales values being achieved today are substantially higher than when they started, and therefore the NAV growth has been far greater for all unitholders due to this support. In addition, given that private markets have very robust pricing for assets, and that public markets have sold off for any stock associated with interest rates, there is a great arbitrage for BPY to continue to sell interests in assets and repurchase its own units. Furthermore, as the major BPY leasing and development projects start to contribute to bottom line FFO, the growth in FFO will be between 15% and 20% for the next few years; far greater than almost any other property company. Together, this should contribute to substantial value creation for all BPY unitholders. We are thrilled that BPY will soon begin to show the results of these efforts.

At Brookfield Infrastructure, we recently were required for regulatory purposes to announce that we are in negotiations to acquire Asciano, a major rail and port operator in Australia. This transaction requires significant capital to complete, and since the disclosure, the unit price of BIP has traded off from where it was prior to that announcement. Given our positive outlook for BIP and its strong results, we believe this dip in the unit price relates to concerns regarding the issuance of units to complete the transaction. We don’t know at this stage if this transaction will proceed, but if it does, we are confident that this will be a solid long-term investment for BIP. Fortunately, due to the scale of capital available from BIP, our clients, and our own financial resources, we have the flexibility to negotiate and structure a transaction of this scale to maximize value for all BIP unitholders.

We believe that as manager of these entities one of our roles is to enable these companies, and our other funds, to be in a position to complete transactions that they might not otherwise be able to do on their own. We believe that this is key to our success as an asset manager, and we intend to continue using this advantage to support our companies.

Operations

Our total assets under management increased to $218 billion, with fee bearing assets increasing by approximately $15 billion year over year, to nearly $100 billion. This growth reflects new commitments to our private funds, strong growth in the funds managed by our public markets group, and increased capitalization of our flagship listed entities. Our fee-related income increased by more than 44% to $127 million in the quarter, as the business continues to mature.

Brookfield Property Group

Our property business generated total FFO of $394 million. Our share was $324 million, a 20% year-over-year increase. During the first half we signed 4.3 million square feet of retail and office leases, at rents that were 9% above expiring leases in our retail portfolio and 34% above expiring rents for our office buildings.

We continue to recycle capital in our property business, as there continues to be very strong demand from institutions for mature assets that generate predictable returns. We sold interests in office buildings in Boston, London and Washington, D.C. as well as in a retail centre in Hawaii. The majority of this capital was used to repay our acquisition loans taken on to acquire the balance of our office company, as well as to fund the build-out of our office, retail and residential rental apartment pipeline.

We committed $2.4 billion of capital to property acquisitions, including the acquisition of a $3.5 billion resort property operator in the UK, the Bloomberg headquarters office building in London, and a $1.0 billion portfolio of office properties in Săo Paulo and Rio de Janeiro. We also advanced all of our developments across the portfolio, including breaking ground on the first office tower and a 900-unit residential rental apartment building at our Manhattan West project in New York, and launching the first sales of residential condominiums, and construction of both these condominiums and rental properties at Canary Wharf in London.

Brookfield Renewable Energy Group

Our renewable energy business generated total FFO of $146 million. Our share was $66 million, in line with expectations, but below historic levels as our generation during the quarter was approximately 11% below long-term averages. Part of the decline in FFO was offset by acquisitions and because our wind facilities performed well.

In Europe, we experienced strong fleet availability at our wind facilities, as well as strong wind conditions. In North America, we are starting to see long-term contracts at good power rates come back into the market. In Brazil, prices are high due to the low water levels. We believe these conditions will recover and are therefore using this environment to add to the portfolio with recent acquisitions of both hydroelectric and wind assets at attractive valuations.

We agreed to acquire 1,200 megawatts of early stage wind development projects in Scotland during the quarter, adding these to our European project development pipeline. We also continue to pursue numerous other opportunities in Europe where the renewable build-out has caused significant disruption in the power markets.

Brookfield Infrastructure Group

Our infrastructure business generated total FFO of $213 million. Our share was up 15% to $61 million, reflecting strong results across our global portfolio. The increase was due to contributions from our newly acquired Brazilian transportation assets, as well as our telecom tower portfolio in France. We continue to see significant scale growth opportunities with the decline in commodity prices and the scarcity of capital in some markets.

4	BROOKFIELD ASSET MANAGEMENT

We recently agreed to provide a $250 million loan to a construction company in Brazil, secured against a 25% stake in a subsidiary that owns a number of world class assets. The portfolio includes three critical toll roads in Rio de Janeiro and São Paulo, the subway system in Rio de Janeiro, and the international airport in São Paulo. We hope this will lead to longer term involvement in these premier assets. In Australia, we are in negotiations to acquire a rail and port company, which has an equity capitalization of approximately $7 billion. This will unfold over the coming months.

Part of our growth strategy in all our businesses is to focus on tuck-in acquisitions, where we purchase assets that are easily integrated into our existing operations. This approach lowers our risks as we are buying assets that we know well while also achieving scale. In line with that, we recently added or committed to acquire further natural gas storage businesses for our platform, which now includes storage facilities in California, Texas, Oklahoma and Alberta. We also continue to add district energy systems in a number of cities in the United States, and have started pursuing opportunities in the UK and Australia.

Brookfield Private Equity Group

Our private equity operations generated total FFO of $53 million. Our share was $12 million. Our housing-related investments continued to benefit from the slow but steady recovery of the U.S. home market, offset by a slowdown in western Canada and in our Brazilian operations. Results of our private equity operations were also impacted by the performance of our oil related investments due to the impact of oil prices.

We continue to expand our private equity operations in both scale and geography. During the quarter, we closed on a $2.1 billion acquisition of a mid-tier Australian oil and gas company. We tendered to acquire a $900 million U.S. based graphite electrodes producer, which manufactures components for steel mini-mills, acquired a Canadian infrastructure products manufacturer, and purchased a palladium mine.

We are devoting significant corporate resources to building out our private equity businesses with equivalent scale as our other operations.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And while I personally sign this letter, it is done so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share.

J. Bruce Flatt

Chief Executive Officer

August 7, 2015

Q2 2015 INTERIM REPORT	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended June 30, 2015. This MD&A should be read in conjunction with our 2014 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are presented in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Corporation is incorporated in Ontario, Canada and qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the U.S. Securities and Exchange Commission (the “SEC”); our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	7	Basis of Presentation	23	Capitalization	37
Economic and Market Review	8	Summary of Results by Operating Segment	24	Liquidity	41
				Review of Consolidated Statement of Cash Flows	43
PART 2 – Financial Performance Review		Asset Management Property	26 29
Selected Financial Information	10	Renewable Energy	30	PART 5 – Additional Information
Financial Performance	11	Infrastructure	32	Accounting Policies and Internal Controls
Financial Profile	17	Private Equity	33		44
Corporate Dividends	22	Residential Development	34	Management Representations and Internal Controls
		Service Activities	35		44
		Corporate Activities	35

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 33 and 34 of our December 31, 2014 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 45.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

6	BROOKFIELD ASSET MANAGEMENT

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including fees, carried interests and other forms of performance income for doing so. As at June 30, 2015, our managed funds and listed partnerships represented nearly $100 billion of invested and committed fee bearing capital. These products include publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage portfolios of listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients by investing alongside them and have $28 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses based on our IFRS carrying values.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into five principal groups (“operating platforms”). Our property, renewable energy, infrastructure and private equity platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

We have formed a large capitalization listed partnership entity in each of our property, renewable energy and infrastructure groups, which serves as the primary vehicle through which we invest in each respective segment. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is currently conducted primarily through private funds with capital provided by institutions and ourselves.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”), in our private equity funds, and in several directly held investments and businesses.

Q2 2015 INTERIM REPORT	7

ECONOMIC AND MARKET REVIEW

(As at July 30th, 2015)

Overview and Outlook

U.S. GDP growth recovered to 2.3% in the second quarter, with the first quarter estimate revised up to 0.6%. This reaffirms our view that the recovery remains on firm footing and that the U.S. economy should grow near 3.0% over the second half of the year and into 2016. Continued strength in the labour market, rising personal incomes and a general improvement in economic activity will lead the Federal Reserve to begin raising short-term interest rates later this year. The recovery from a weak first quarter in Canada was less robust with stagnant economic growth in the second quarter. Investment remains under pressure, particularly in sectors most exposed to commodity prices, and the expected increase in manufacturing-led export growth has been slow to materialize despite a nearly 20% depreciation of the Canadian currency since early 2013. UK real GDP continued to expand at a robust 2.6% in the second quarter, supported by rising housing prices and increasing consumption. An improvement in wage growth in the second quarter suggests that the expected rise in interest rates is drawing nearer. Although the Greek sovereign debt crisis dominated headlines this quarter, the recovery in the Eurozone is strengthening with an improvement in growth in both core and peripheral countries. Overall, Eurozone growth should rise to about 1.5% this year compared to 0.8% last year. Weakness persisted in Brazil during the second quarter as high inflation exacerbated by the drought, tightening financial conditions and the Petrobras scandal contributed to another rise in the unemployment rate to 6.7% and a 1.3% contraction in GDP growth. Chinese GDP growth was 7.0% in the second quarter, although weaker activity and inflation has led to a more interventionist role by the government in managing the slowdown. Australian real GDP growth stabilized at about 2.3% in the second quarter as the slowing effect of lower commodity prices and falling mining investment was mitigated by higher commodity volumes, a decline in interest rates and a much lower Australian dollar.

United States

The acceleration in U.S. GDP growth was supported by steadily increasing personal incomes and stronger domestic spending as labour market conditions strengthened further in the second quarter. The unemployment rate fell to 5.3% and job creation remained robust, with the U.S. economy adding a further 1.3 million jobs over the first half of 2015. Improvements in the U.S. housing market also continue to be supportive for growth. The pickup in household formation seen earlier this year has continued and significant declines in vacancy rates suggest that we will see stronger residential construction over the course of the year in both multiple and single-family units. While the weak start to the year has resulted in a corresponding fall in annual GDP growth estimates to between 2% and 2.5%, we believe that the underpinnings of the U.S. recovery remain strong and it should grow near 3.0% over the next few years.

Canada

Economic growth remained sluggish in the second quarter at around 0.1% quarter-over-quarter as weak commodity prices are weighing on investment and the benefit of a weaker currency has not yet translated into an improvement in Canadian manufacturing exports. The slower-than-expected growth led the Bank of Canada to cut rates again by a further 25bps to 0.5% in July. Overall investment is expected to fall by 5% in 2015, with capital spending in the mining, and oil and gas sectors declining nearly 20%. This is roughly half of the decline that was recorded in 2009. Despite weakness in the resource sector, the labour market has held up with the unemployment rate steady at about 6.8%.

United Kingdom

Robust growth continued in the second quarter in the United Kingdom, with GDP growing 2.6%. Much of this strength has come from strong consumption, with UK consumer confidence and retail sales growing at levels not seen since the early 2000s, supported by near-record lows in borrowing costs. Housing prices are also approaching their pre-recession levels, and were up nearly 10.0% this quarter. Wage growth accelerated last quarter, with total average weekly pay in the three months prior to May up 2.7% compared to a year ago, and private sector wages rising by 3.2%. This is the fastest pace of annual growth since 2010 and may indicate that the sluggish wage growth since the recession has finally started to turn the corner. There is growing support for the view that the Bank of England will lift short-term interest rates this year, particularly if the recent increases in wage growth are sustained. While inflation has been subdued recently, it appears that falling commodity prices and a stronger currency is masking increasing momentum in domestic costs.

Eurozone

Underlying growth in the Eurozone continued to improve at 1.4% in the second quarter. This uptick in growth stemmed from improvements across all the major countries including Italy, which saw real GDP advance by a positive, albeit modest, 0.4%. The recoveries in Ireland, Spain and Portugal are continuing to strengthen with GDP growth in 2015 expected to be 3.1%, 3.0%, and 1.6%, respectively. Better growth prospects have helped these countries stabilize their debt-to-GDP ratios and, in the case of Ireland, achieve a significant reduction. Inflation remains well below the European Central Bank’s ~2% target and policymakers have indicated that they will continue to keep policy rates low and that their quantitative easing program will remain in place until a sustainable rise in inflation is observed. This should lead to a divergence in short-term interest rates between the Eurozone, and the US and UK, where policymakers have signaled that rate increases are likely to begin this year, and will likely put further downward pressure on the Euro against the U.S. dollar.

8	BROOKFIELD ASSET MANAGEMENT

Brazil

Brazil’s economy remained weak during the second quarter as growth contracted 1.3% year over year under the combined weight of higher interest rates, fiscal tightening and the Petrobras scandal. Inflation rose 8.9% in June with electricity and other regulated prices surging nearly 20%. In response, the central bank has raised interest rates a further 150bps since March to 14.25% and remains committed to returning inflation to the 4.5% target. We believe inflationary pressures should ease over the next twelve months as the ending of the drought lowers electricity prices, and the impact of increases to regulated prices passes. Weak Brazilian growth continues to put pressure on the labour market, which had effectively been at full employment since 2011. The unemployment rate rose to 6.7% in May from 4.9% a year earlier, with the majority of job cuts coming from the manufacturing and construction sectors. The increasing slack in the labour market has led to slowing wage growth and a corresponding fall in retail sales. The corruption investigation at Petrobras continued this quarter with further indictments being issued against construction company executives, and investigations edging closer to both past and present senior members of government.

China

Chinese GDP growth was 7.0% in the second quarter, although weaker activity and inflation has led to a more interventionist role by the government in managing the slowdown. Growth in industrial production continued to decline and residential construction has also remained weak, with year-to-date land sales down 42% from a year ago. Measures of inflation have also pointed to weakness, with the CPI below 1.5% and PPI declining 4.4% due to weakness in commodity prices. While the government is signaling its desire to rebalance the economy away from debt-fuelled expansion in sectors with overcapacity, it has been actively stimulating growth through multiple rate cuts and stimulus investments. The Shanghai stock market erased some of its year-to-date gains in July, prompting government intervention in the market by limiting the selling of shares, stopping short selling and expanding credit for margin trading.

Australia

Real GDP growth in Australia held steady at 2.3% during the second quarter. While lower commodity prices and slowing mining-related construction have continued, these were in part offset by higher commodity volumes, lower interest rates and a depreciation of the Australian dollar, which fell to 73c against the U.S. dollar in July. However, this has provided some relief for manufacturing, tourism and local retailers. The Reserve Bank of Australia reduced the cash rate by a further 25bps to 2.0% in April. The unemployment rate has held steady as the impacts of the slowing resources boom have mostly been limited to slowing the flow of labour migration into Australia, which has lessened the impact on the local labour force.

Q2 2015 INTERIM REPORT	9

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

CONDENSED STATEMENT OF OPERATIONS	Three Months Ended			Six Months Ended
FOR THE PERIODS MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014	Change	2015	2014	Change

Total revenues	$4,923	$4,673	$250	$9,319	$9,011	$308

Direct costs	(3,595)	(3,229)	(366)	(6,601)	(6,219)	(382)

Other income and gains	12	162	(150)	12	197	(185)

Equity accounted income	603	345	258	870	619	251

Expenses

Interest	(725)	(639)	(86)	(1,426)	(1,265)	(161)

Corporate costs	(29)	(33)	4	(58)	(66)	8

Fair value changes	70	996	(926)	1,183	1,711	(528)

Depreciation and amortization	(428)	(371)	(57)	(829)	(747)	(82)

Income taxes	368	(346)	714	167	(840)	1,007

Net income	1,199	1,558	(359)	2,637	2,401	236

Non-controlling interests	(554)	(773)	219	(1,263)	(1,075)	(188)

Net income attributable to shareholders	$645	$785	$(140)	$1,374	$1,326	$48

Net income per share	$0.62	$0.79[1]	$(0.17)	$1.35	$1.32[1]	$0.03

1. Adjusted to reflect three-for-two stock split effective May 12, 2015

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation	$230	$381	$(151)	$(1,521)	$504	$(2,025)

Financial contracts and power sales agreements	182	(108)	290	76	(211)	287

Revaluation of property, plant and equipment	41	3	38	51	10	41

Equity accounted investments and other	60	91	(31)	(8)	66	(74)

Taxes on above items	15	57	(42)	(30)	108	(138)

Other comprehensive income (loss)	528	424	104	(1,432)	477	(1,909)

Non-controlling interests	(151)	(215)	64	1,053	(176)	1,229

Other comprehensive income (loss) attributable to shareholders	377	209	168	(379)	301	(680)

Comprehensive income attributable to shareholders	$1,022	$994	$28	$995	$1,627	$(632)

BALANCE SHEET INFORMATION

(MILLIONS)	Jun. 30, 2015	Dec. 31, 2014	Change

Consolidated assets	$130,998	$129,480	$1,518

Borrowings and other non-current financial liabilities	60,358	60,663	(305)

Equity	55,022	53,247	1,775

Dividends declared for each class of issued securities for the first six months of the three most recently years are presented on page 22.

10	BROOKFIELD ASSET MANAGEMENT

Foreign Currency Translation

The most significant exchange rates that impact our business are shown in the following table:

	Period-end Spot Rate			Average Rate
AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE PERIODS ENDED JUN. 30				Three Months Ended			Six Months Ended
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Australian dollar	0.7708	0.8172	(6)%	0.7780	0.9331	(17)%	0.7823	0.9151	(15)%
Brazilian real	3.1037	2.6504	(17)%	3.0684	2.2292	(38)%	2.9577	2.2931	(29)%
British pound	1.5714	1.5578	1%	1.5332	1.6834	(9)%	1.5241	1.6692	(9)%
Canadian dollar	0.8004	0.8608	(7)%	0.8136	0.9172	(11)%	0.8102	0.9121	(11)%

As at June 30, 2015, our IFRS net equity of $21.5 billion was invested in the following currencies: United States dollars – 46%; Brazilian reals – 14%; United Kingdom pounds – 17%; Australian dollars – 14%; Canadian dollars – 3%; and other currencies – 6%. From time to time, we utilize financial contracts to adjust these exposures.

Currency exchanges rates relative to the U.S. dollar fell during the first quarter of 2015, then remained more stable during the second quarter. As a result of these rate variations, the U.S. dollar equivalent of revenues, expenses and equity accounted earnings from our subsidiaries or investments in these regions were lower in 2015 than 2014, all other things being equal. The net impact of the change in period-end translation rates on assets and liabilities of foreign operations is generally recorded within other comprehensive income.

FINANCIAL PERFORMANCE

Overview

Consolidated net income for the second quarter of 2015 was $1.2 billion, or $0.62 per share, representing a decrease of $359 million or 23% from the same period in 2014. Revenue less direct costs decreased by $116 million or 8%, as increases in revenues across our portfolio, including revenues generated by recently acquired and developed assets, were largely offset by the impact of lower exchange rates on non-U.S. denominated revenues. Other income and gains in the current quarter decreased by $150 million as the prior year quarter included a $143 million gain on the repayment of a distressed debt investment in a European office property portfolio. We recorded an increased level of equity accounted income as we commenced equity accounting for our investment in Canary Wharf Group plc (“Canary Wharf”) which contributed $219 million of equity accounted earnings in the quarter. In addition, our equity accounted investment in General Growth Properties (“General Growth Properties” or “GGP”) experienced a higher level of fair value gains compared to the prior year. Fair value changes declined by $926 million to $70 million. We recognized $483 million of appraisal gains on consolidated investment properties, $499 million lower than the $982 million recognized in 2014. We also recognized $249 million of market-to-market losses on financial assets, primarily relating the impact of a lower share price on our warrants in GGP, whereas the prior year included $100 million of net unrealized gains on the GGP warrants and other securities. Finally, the provision for income taxes in the second quarter of 2015 was a recovery of $368 million, compared to an expense of $346 million in the comparative period. This $714 million positive variance included the impact of a change in the ownership structure of some of our commercial properties that reduced associated deferred tax liabilities by $464 million in addition to the reduction in the level of fair value changes.

Consolidated net income for the first six months of 2015 was $2.6 billion, representing an increase of 10% or $236 million. On a per share basis net income was $1.35. This increase reflects the variances above, as well as fair value gains recorded in the first quarter in our office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, fair value changes in the first quarter include $270 million of gains on the acquisition of control of two businesses.

Q2 2015 INTERIM REPORT	11

Statement of Operations

Revenues and Direct Costs

The following table presents consolidated revenues and direct costs, which we have disaggregated into our operating segments, in order to facilitate a review of variances between the 2015 and 2014 periods. We have also presented the net change, or change in margins, because several factors including foreign currency, acquisitions and dispositions and production volumes impact both revenues and direct costs:

	Revenues		Direct Costs		Change
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014	Revenues	Direct Costs	Net

Asset management	$253	$185	$107	$88	$68	$19	$49

Property	1,340	1,271	663	682	69	(19)	88

Renewable energy	443	425	137	113	18	24	(6)

Infrastructure	537	564	233	252	(27)	(19)	(10)

Private equity	660	683	571	560	(23)	11	(34)

Residential development	509	584	489	504	(75)	(15)	(90)

Service activities	1,342	967	1,312	930	375	382	(7)

Corporate activities	27	103	3	50	(76)	(47)	(47)

Eliminations and adjustments[1]	(188)	(109)	80	50	(79)	30	(109)

Total consolidated	$4,923	$4,673	$3,595	$3,229	$250	$366	$116

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

	Revenues		Direct Costs		Change
FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014	Revenues	Direct Costs	Net

Asset management	$463	$371	$199	$178	$92	$21	$71

Property	2,617	2,506	1,286	1,324	111	(38)	149

Renewable energy	901	965	273	253	(64)	20	(84)

Infrastructure	1,074	1,123	461	506	(49)	(45)	14

Private equity	1,258	1,297	1,109	1,099	(39)	10	(49)

Residential development	1,001	1,121	929	965	(120)	(36)	(84)

Service activities	2,255	1,751	2,175	1,699	504	476	28

Corporate activities	93	130	20	67	(37)	(47)	(8)

Eliminations and adjustments[1]	(343)	(253)	149	128	(90)	21	(111)

Total consolidated	$9,319	$9,011	$6,601	$6,219	$308	$382	$(74)

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

Significant variances in revenues and direct costs on a segmented basis for the second quarter and first six months of 2015 are as follows:

Asset management: Second quarter revenues increased by $68 million to $253 million primarily due to a $38 million increase in base management fees to $192 million. The increase in base fees is due to additional fees earned on fundraising initiatives and higher market-based capitalization levels of our listed issuers. In addition, we realized $23 million of carried interest on the monetization of properties in a mature private fund. Direct costs increased from $88 million to $107 million, primarily due to $8 million of incentive compensation paid on the realization of carried interest. The net impact was a $49 million increase in the net amount generated from asset management activities.

Six-month basis revenues increased by $92 million to $463 million and direct costs increased by $21 million to $199 million primarily due to the contribution of additional fees earned on a higher level of fee bearing capital.

Property: Second quarter revenues in our property operations increased by $69 million and direct costs decreased by $19 million for a net increase of $88 million. We deployed significant amounts of capital in these operations over the last twelve months which increased revenues and decreased direct costs by $102 million and $15 million, respectively, including multifamily properties and a portfolio of properties held under triple net lease arrangements with automotive dealerships. The contribution

12	BROOKFIELD ASSET MANAGEMENT

from these investments was offset by the effects of lower exchange rates on results from our foreign operations and the disposal of mature assets in our office portfolio. Revenue at our hotel resort properties of $264 million was consistent with the prior year as improved rates and occupancy levels were offset by the sale of a resort operation in the second quarter of 2014. The decrease in direct costs is primarily due to dispositions of mature properties and the impact of currency movements.

Six month revenues reflect the variations described above as well as larger variations due to foreign currency movements as the year-over-year changes in currency exchange rates were greater in the first quarter. Additionally, the first quarter of 2015 includes a $15 million dividend from our 22% interest in Canary Wharf, prior to the commencement of equity accounting.

Renewable energy: Second quarter revenues were $18 million higher than the prior year period. Acquisitions completed in the last twelve months contributed $65 million of revenue; however, revenues from assets held throughout both periods declined $54 million due to lower hydrology levels in eastern North America, lower wind generation in North America and continued dry conditions in Brazil. The increase in the value of the U.S. dollar compared to the prior year reduced revenue in foreign operations by $30 million and realized prices and amounts received on the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil increased revenue by $23 million. Direct costs are largely fixed and increased by $24 million over the prior year reflecting the costs associated with new assets, partially offsets by lower translated value of costs in our non-U.S dollar operations.

Revenues in the first six months of 2015 declined by $64 million compared to the same period in 2014. Reduced short-term pricing in North America in the first quarter of 2015 compared to the particularly high prices in the 2014 quarter reduced revenues by $58 million. Lower hydrology conditions in the northeast U.S. and in Brazil, and lower overall wind conditions reduced revenues from assets held throughout both periods by $109 million during the first six months of 2015 compared to 2014. Facilities purchased in the last twelve months contributed an incremental $133 million to revenues during the period. Direct costs increased by $20 million over the prior year reflecting the impact of lower exchange rates on costs at our foreign operations, offset by costs associated with new assets.

Infrastructure: Second quarter revenues declined by $27 million compared to the prior year period as the lower U.S. dollar value of currencies at our foreign operations decreased revenues by $87 million. Offsetting this decline, newly acquired operations contributed revenue of $26 million and increased volumes and expansions of existing operations contributed an incremental $38 million. Direct costs declined by $19 million compared to the prior year as increased costs of $18 million from acquisitions completed in the last twelve months and $28 million in costs associated with higher volumes were more than offset by a decrease of $58 million from the depreciation of the non-U.S. dollar currencies in which we operate and $7 million of lower costs resulting from margin improvement programs at a number of operations.

Consistent with the second quarter variances, the six month decline in revenues of $49 million was due to $160 million of foreign currency variations, partially offset by revenues associated with newly acquired operations of $49 million and $66 million of incremental revenue from higher volumes and improved pricing. The decrease in direct costs was due to a $109 million foreign currency variance offset by costs of $34 million from acquisitions completed in the last 12 months and incremental costs of $46 million associated with higher volumes across the business.

Private equity: Second quarter revenues declined by $23 million while direct costs increased by $11 million. Revenues generated from recently acquired assets of $82 million were offset by reduced pricing at our more cyclical businesses including a $55 million decline in revenue from our panel board investment due to a 13% decrease in OSB pricing compared to the prior year.

Six month revenues were $39 million lower than in the prior year period with the variations being consistent with those in the second quarter. OSB pricing averaged 12% lower than in the same period in 2014, reducing revenue by $96 million.

Residential development: Second quarter revenues and direct costs decreased by $75 million and $15 million, respectively. Revenue from our Brazilian operations decreased by $123 million; we delivered fewer projects in the current period as delivery dates for a number of projects were moved to future quarters. Additionally, the decline in the Brazilian currency reduced the translated value of revenues and direct costs by $59 million each, respectively. In our North American business, revenues decreased by $16 million as increased housing sales volumes, particularly in the U.S., were more than offset by lower lot sales in western Canada. The decline in the Canadian dollar also reduced the translated value of these revenues by $15 million. The margins were impacted by a change in the mix between housing sales in comparison to higher margin lot sales.

Six month revenues and direct costs reflect similar variations as in the second quarter with an overall decline of $120 million in revenues and $36 million in costs. The largest variations come from our Brazilian business which contributed $159 million and $106 million less in revenue and direct costs, respectively, than in 2014. In addition, we disposed of a commercial property in North America in the first quarter of 2014 which generated $83 million of revenue.

Service activities: Second quarter revenues in our construction operations increased by $134 million as a number of new large projects commenced in the last twelve months. A large percentage of service revenues are earned in non-U.S. dollars and a decline in the value of local currencies reduced the translated value of these revenues by $114 million. Direct costs increased with revenues however margin decreased due to increased cost estimates and timing of completions for certain projects. Revenues and direct costs also included $253 million and $243 million, respectively, from an integrated facilities management business, which was acquired during the first quarter of 2015.

Q2 2015 INTERIM REPORT	13

On a year-to-date basis, revenues and direct costs variances reflect the variations described above with construction revenues increasing by $169 million. We also recognized $30 million of revenue on the finalization of a large UK project in the first quarter. The integrated facilities management business acquired in the first quarter of 2015 contributed $350 million of revenues and $336 million of direct costs on a year-to-date basis.

Corporate activities: Revenues decreased in our portfolio of cash and financial assets both in the second quarter of 2015 and on a year-to-date basis, primarily due to more tempered capital markets performance in the current year.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change
General Growth Properties	$174	$141	$33	$322	$313	$9
Canary Wharf	219	—	219	229	—	229
Other property operations	178	172	6	257	220	37
Infrastructure operations	40	2	38	63	33	30
Other	(8)	30	(38)	(1)	53	(54)

	$ 603	$ 345	$ 258	$ 870	$ 619	$ 251

Our share of GGP’s equity accounted income increased by $33 million and includes a higher level of fair value gains compared to the prior year. Current quarter equity accounted earnings includes $89 million ($51 million on a six-month basis) of mark-to-market gains on warrants issued by GGP compared to a $36 million ($75 million on a six-month basis) market-to-market loss in 2014. Excluding the mark-to-market of these warrants, GGP’s net income remained relatively consistent with 2014 as a 3.5% increase in rents from stores owned for both periods and a higher level of appraised gains was offset by a non-recurring gain on the extinguishment of debt included in the prior year.

In February 2015, we increased our investment in Canary Wharf to 50% and commenced equity accounting. We have recognized $219 million of equity accounted income during the second quarter and $229 million year to date. Equity accounted income from Canary Wharf includes $150 million of fair value gains related to its investment property portfolio since the date of acquisition.

Equity accounted income from other property operations increased by $6 million in the second quarter of 2015 and by $37 million for the first six months compared to the same periods in 2014. The increases in 2015 are due primarily to higher levels of fair value changes on investment properties. The first quarter also includes a $16 million gain at Rouse Properties Inc. (“Rouse Properties”) on extinguishing debt at a discount to its book value.

Infrastructure equity accounted income for the second quarter increased by $38 million in 2015 compared to 2014 and by $30 million on a year-to-date basis. We made investments in a Brazilian rail and port business and a European communications infrastructure business in the last twelve months which contributed income of $28 million in the second quarter and $40 million on a year-to-date basis in 2015. These increases have been partially offset by the impact of the strengthening of the U.S. dollar against the Brazilian real, Chilean peso and Euro during the period, which has reduced the translated value of equity accounted income earned in these currencies.

Other equity accounted income in 2014 includes earnings from a forest products investment in our private equity operations which we disposed of during the second half of 2014.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change

Corporate borrowings	$ 55	$ 60	$ (5)	$ 112	$ 114	$ (2)

Non-recourse borrowings

Property-specific mortgages	548	502	46	1,077	993	84

Subsidiary borrowings	88	68	20	166	138	28

Subsidiary equity obligations	34	9	25	71	20	51

	$ 725	$ 639	$ 86	$ 1,426	$ 1,265	$ 161

14	BROOKFIELD ASSET MANAGEMENT

The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing activities or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in a decrease in the translated value of the interest expense on most non-U.S. dollar denominated borrowings.

Interest expense on property-specific mortgages increased by $46 million ($84 million year to date) over the prior year reflecting additional borrowings associated with acquisitions, particularly in our property operations where borrowings associated with large acquisitions in the fourth quarter of 2014 resulted in $50 million ($101 million year to date) of additional interest. We also incurred a break fee of $25 million this quarter on prepaying debt within a private equity investee company.

Interest expense on subsidiary equity obligations in the second quarter increased by $25 million over the 2014 quarter and by $51 million year to date primarily due to $29 million ($58 million year to date) of interest incurred on preferred equity units issued by BPY during the fourth quarter of 2014.

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change

Investment property appraisal gains	$483	$982	$(499)	$1,111	$1,336	$(225)

General Growth Properties warrants	(249)	100	(349)	(151)	207	(358)

Transaction related gains (losses)	(38)	—	(38)	232	230	2

Investment in Canary Wharf	—	—	—	150	141	9

Other	(126)	(86)	(40)	(159)	(203)	44

	$70	$996	$(926)	$1,183	$1,711	$(528)

Investment Property Appraisal Gains

Property gains totalled $483 million in the second quarter of 2014 and $1.1 billion year-to-date. Most of these occurred within our office portfolio as valuations benefitted from positive leasing activities in New York City, Sydney and London. Valuations also continued to benefit from declines in discount rates and terminal capitalization rates, and improvements in projected cash flows based on tenant profile and rental markets. The overall decline in discount rates contributed approximately 80% of the gains, while improvements in projected cash flows contributed approximately 20% of the gains.

We discuss the key valuation inputs of our investment properties on page 18.

General Growth Properties Warrants

The fair value of our GGP warrants decreased by $249 million during the second quarter of 2015 (2014 – $100 million increase) primarily due to an decrease in GGP’s share price compared to an increase in the 2014 period. This loss is partially offset by our $89 million share of the mark-to-market gain on the warrants which is included in equity accounted income. These warrants are convertible into 70 million common shares of GGP.

Transaction Related Gains

In January of 2015 we acquired natural gas production facilities in western Canada valued at $642 million for gross consideration of $473 million, including debt financing. The fair value of the proven producing and probable reserves at acquisition was greater than the consideration paid, resulting in a $169 million gain being recorded in net income.

In February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of our consideration paid over our carrying value.

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in the deconsolidation of the business from our results and revaluing our retained interest based on its quoted market price. This gave rise to a $230 million revaluation gain relating to the excess of fair value over the carrying value of our retained interest.

Q2 2015 INTERIM REPORT	15

Investment in Canary Wharf

We recognized a $150 million revaluation gain in the first quarter of 2015 based on the price paid when we acquired our additional interest in Canary Wharf. In the first quarter of 2014 we recorded a $141 million increase in the value of this investment related to increases in the value of Canary Wharf’s development activities, as well as lower discount rates. We commenced equity accounting for our investment after increasing our interest to 50% and gains are now recorded in equity accounted income.

Other

Other fair value changes include market-to-market losses on power contracts where we sold electricity forward to lock in prices and losses on financial contracts used to offset foreign currency and interest rate exposure.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change

Renewable energy	$166	$135	$31	$329	$265	$64

Infrastructure	103	98	5	201	193	8

Property	61	71	(10)	117	156	(39)

Private equity	86	54	32	151	106	45

Other	12	13	(1)	31	27	4

	$428	$371	$57	$829	$747	$82

The $57 million increase in depreciation and amortization expense over the 2014 quarter ($82 million on a six-month basis) is primarily attributable to an increased amount of depreciation recorded on assets acquired over the past twelve months, principally in our renewable energy and private equity operations, and the higher book value of our property, plant and equipment, following our annual revaluation in the fourth quarter of 2014.

Income Taxes

We recorded an income tax recovery of $368 million in the second quarter of 2015, compared to expenses of $346 million in the 2014 quarter. This included a deferred tax recovery of $405 million (2014 – expense of $310 million) less current taxes of $37 million (2014 – $36 million).

During 2015, our office property operations reorganized its ownership of certain properties that resulted in a reduction in the applicable tax rate and the recognition at a $464 million income tax recovery.

As an asset manager, many of our operations and the associated net income occur within partially owned “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, our consolidated net income includes all of the net income attributable to these entities but our consolidated tax provision includes only our proportionate share of the tax provision attributable to this income.

In addition, as a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity.

Other Comprehensive Income (OCI)

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income together with changes in the value of currency contracts that qualify as hedges. During the first six months of 2015, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar (see table on page 11), giving rise to a decrease of $1.5 billion or $0.5 billion after non-controlling interests.

16	BROOKFIELD ASSET MANAGEMENT

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at June 30, 2015 and December 31, 2014:

	Total Consolidated Assets
AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change

Investment properties	$46,652	$46,083	$569

Property, plant and equipment	34,599	34,617	(18)

Equity accounted investments	20,167	14,916	5,251

Cash and cash equivalents	2,923	3,160	(237)

Financial assets	5,586	6,285	(699)

Accounts receivable and other	6,937	8,845	(1,908)

Inventory	5,414	5,620	(206)

Intangible assets	4,326	4,327	(1)

Goodwill	1,478	1,406	72

Deferred income tax asset	1,417	1,414	3

Assets held for sale	1,499	2,807	(1,308)

	$130,998	$129,480	$1,518

Consolidated assets increased by $1.5 billion from December 31, 2014 to $131.0 billion at June 30, 2015. Acquisitions and development initiatives increased the carrying value of our investment properties, property, plant and equipment and equity accounted investments by $10.4 billion. The positive changes were offset by asset sales, a reduction in the value of non-U.S. dollar assets, due to a decline in the value of these currencies compared to the U.S. dollar, as well as depreciation and amortization. We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2015
(MILLIONS)

Balance, beginning of period	$46,083

Acquisitions and additions	2,045

Dispositions[1]	(1,681)

Fair value changes	1,111

Foreign currency translation	(906)

Total change	569

Balance, end of period	$46,652

1.	Includes reclassification of investment properties that are held for sale

Investment properties increased by $569 million, primarily due to $1.1 billion in fair value gains recorded during the period and acquisitions and additions of $2.0 billion, mainly related to development projects. Offsetting these increases is $906 million of currency revaluation on non-U.S. dollar properties and $1.7 billion of dispositions and reclassifications of investment properties to assets held for sale. The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.

The key valuation metrics of our consolidated investment properties (i.e. excluding those held within equity accounted investments such as GGP or Canary Wharf) are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

Q2 2015 INTERIM REPORT	17

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT JUN. 30, 2015 AND DEC. 31, 2014	2015	2014	2015	2014	2015	2014	2015	2014

Discount rate	7.2%	7.2%	9.2%	9.2%	7.2%	8.4%	7.3%	7.6%

Terminal capitalization rate	6.0%	6.0%	7.1%	7.5%	7.2%	7.3%	6.2%	6.5%

Investment horizon (years)	10	11	10	10	8	10	10	11

Discount rates and terminal capitalization rates have remained relatively consistent across the portfolio; however, the weighted average discount rate in our multifamily, industrial and other properties decreased by 1.2% due to a lower discount rate on assets acquired compared to assets sold.

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Renewable Energy	Infrastructure	Property	Private Equity and Other	Total

Balance, beginning of period	$19,970	$9,061	$2,872	$2,714	$34,617

Acquisitions and additions	1,310	201	11	993	2,515

Dispositions	(238)	3	(66)	(75)	(376)

Depreciation	(325)	(176)	(80)	(174)	(755)

Foreign currency translation	(836)	(384)	(9)	(173)	(1,402)

Total change	(89)	(356)	(144)	571	(18)

Balance, end of period	$19,881	$8,705	$2,728	$3,285	$34,599

We record PP&E in our renewable energy, infrastructure, and hotel properties within our property operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year. PP&E within our private equity and other operations is carried at amortized cost.

Acquisitions and additions included $1.3 billion related to purchases of hydroelectric, wind and other generation facilities within our renewable energy operations and $648 million relates to natural gas production assets within our private equity operations.

Equity Accounted Investments

Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of interests, our share of their comprehensive income, including fair value changes. Our investments and are reduced by our share of any dividends or other distributions. The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating platform for analysis purposes:

	Property
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Energy	Infrastructure	Private Equity and Other	Total

Balance, beginning of period	$6,887	$—	$3,700	$273	$3,544	$512	$14,916

Additions	—	3,066	1,042	—	1,268	426	5,802

Dispositions	—	—	(754)	—	—	(186)	(940)

Share of net income	322	229	302	7	63	(53)	870

Share of other comprehensive income (loss)	—	—	90	—	2	(3)	89

Distributions received	(86)	—	(46)	(20)	(63)	(14)	(229)

Foreign currency translation and other	(5)	92	(117)	(9)	(345)	43	(341)

Net change	231	3,387	517	(22)	925	213	5,251

Balance, end of period	$7,118	$3,387	$4,217	$251	$4,469	$725	$20,167

Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.1 billion at June 30, 2015. During the first quarter we acquired an additional 28% interest in Canary Wharf for $1.6 billion, increasing our interest to 50%. We commenced equity accounting for our investment and reclassified our previous 22% interest from financial assets to equity accounted investments for an aggregate addition of $3.1 billion.

18	BROOKFIELD ASSET MANAGEMENT

In the second quarter of 2015, we sold a controlling interest in nine office properties in Boston and Washington, D.C., resulting in us deconsolidating the operations and we commenced equity accounting for our remaining interest.

In our infrastructure operations we acquired a 45% interest in a communications tower operator in France for approximately $1.1 billion in the first quarter of 2015.

Additions to private equity investments include a $365 million investment in a natural gas production business in Western Australia.

Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments.

Financial Assets

Financial assets decreased by $699 million compared to December 31, 2014. We reclassified the $1.3 billion carrying value of the existing investment in Canary Wharf to equity accounted investments following an increase in our investment in February 2015. We also acquired several investments in distressed debt securities within our infrastructure, renewable energy and private equity operations and recorded a $151 million decrease in the valuation of our GGP warrants compared to year end.

Accounts Receivable and Other

Accounts receivable and other assets decreased by $1.9 billion during the first six months, primarily due to $1.8 billion of restricted cash being disbursed during the first quarter, the majority of which was used to fund the acquisition of our 28% additional investment in Canary Wharf.

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in Note 6 of our consolidated financial statements.

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change
Corporate borrowings	$3,826	$4,075	$(249)
Non-recourse borrowings
Property-specific borrowings	40,332	40,364	(32)
Subsidiary borrowings	8,698	8,329	369
Non-current accounts payable and other liabilities[1]	4,067	4,354	(287)
Subsidiary equity obligations	3,435	3,541	(106)

	$60,358	$60,663	$(305)

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

Corporate borrowing decreased by $249 million. Many of our corporate borrowings are denominated in Canadian dollars, the value of which has decreased when translated into U.S. dollars. Additionally, we completed a corporate share issuance during the quarter, described in Equity below, and part of the proceeds was used to repay short-term borrowings. This decrease was partially offset by the issuance of $500 million of corporate notes in the first quarter of 2015.

Property-specific borrowings declined by $32 million during the first six months of 2015 as the impact of additional borrowings to finance acquisitions, principally within our property and private equity operations, was offset by foreign currency translation rates and the impact of dispositions.

Subsidiary borrowings increased by $369 million due to note issuances at BIP and BREP completed since year end and the issuance of $550 million of notes at Brookfield Residential during the second quarter. BIP also completed an equity issuance during the quarter, the proceeds of which were partially used to repay short-term borrowings.

Q2 2015 INTERIM REPORT	19

Equity

The following table presents the major components of the period-over-period variances in equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance, beginning of period	$20,153	$3,549	$29,545	$53,247

Net income	1,374	—	1,263	2,637
Other comprehensive income	(379)	—	(1,053)	(1,432)
Shareholder distributions	(289)	—	(699)	(988)
Equity issuances, net of redemptions	1,042	—	892	1,934
Ownership changes and other	(434)	—	58	(376)

Total change	1,314	—	461	1,775

Balance, end of period	$21,467	$3,549	$30,006	$55,022

We completed a Class A common share issuance during the second quarter of 2015 for gross proceeds of $1.2 billion and repurchased $204 million of common shares during the first six months of the year. In addition, we recorded a decrease in common equity due to changes in our ownership interests of consolidated subsidiaries, the largest of which was a $382 million decrease recognized on the privatization of our North American residential homebuilding business during the first quarter. This loss represented the difference between the transaction value of $24.25 per share and the historical book value of non-controlling interest acquired. Virtually all of the net assets of our residential development business are carried at historical cost as opposed to fair value.

Net issuances of equity to non-controlling interest include an equity issuance at BIP with gross proceeds from third parties of $600 million, $1.8 billion of equity capital calls issued by our private funds, net of $1.7 billion of redemption and $100 million of preferred equity issued by BIP.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

SUMMARY OF QUARTERLY RESULTS

Our condensed statement of operations for the eight most recent quarters are as follows:

	2015		2014				2013
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$4,923	$4,396	$4,694	$4,659	$4,673	$4,338	$5,493	$4,501

Net income for shareholders	645	729	1,050	734	785	541	717	813

Per share[1]

- diluted	$0.62	$0.73	$1.06	$0.73	$0.79	$0.53	$0.72	$0.82

- basic	0.64	0.75	1.09	0.75	0.81	0.54	0.74	0.84

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015

Summary of Quarterly Results

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our office property results tend to exhibit the least amount of seasonality whereas our retail properties are typically strongest in the fourth quarter as retail sales are seasonally high during this period, and our resort hotels tend to see higher revenues and costs as a result of increased visits during the first quarter.

Renewable energy operations are seasonal in nature as the fall rainy season and spring thaw lead to higher generation; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity.

Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes.

20	BROOKFIELD ASSET MANAGEMENT

Our private equity, residential development and service activities operations are seasonal in nature and a large portion are impacted by the ongoing U.S. housing recovery. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

In the second quarter of 2015 we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities with a resulting benefit of $314 million attributable to shareholders. This increase was substantially offset by a lower level of fair value gains related to our net property operations.

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

Net income in the first quarter of 2014 included $320 million of deferred income taxes due to a change in tax legislation which increased the tax rate utilized in one of our key property markets.

Revenue and net income in the fourth quarter of 2013 included $558 million of carried interest earned on the wind up of our consortium investment in General Growth Properties, all of which was attributable to shareholders.

The third quarter of 2013 includes a $664 million gain on the disposition of pulp and paper investment, and $525 million of other income on the settlement of a long-dated interest rate swap contract, for net gains of $983 million after taxes of which $620 million was attributable to shareholders.

Q2 2015 INTERIM REPORT	21

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first six months of 2015 and the same period in 2014 and 2013 are summarized in the following table. Dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split effective May 12, 2015.

	Distribution per Security
	2015	2014		2013
Class A and B1 Shares[2]	$0.23	$0.21	[3]	$0.19
Special distribution to Class A and B Shares[2,4]	—	—		0.98
Class A Preferred Shares
Series 2	0.21	0.24		0.26
Series 4 + Series 7	0.21	0.24		0.26
Series 8	0.29	0.34		0.37
Series 9	0.38	0.43		0.47
Series 12[5]	—	0.33		0.66
Series 13	0.21	0.23		0.26
Series 14	0.74	0.86		0.93
Series 15	0.15	0.19		0.21
Series 17	0.48	0.54		0.58
Series 18	0.48	0.54		0.58
Series 21[6]	—	—		0.62
Series 22[7]	—	0.80		0.86
Series 24	0.55	0.62		0.66
Series 26	0.46	0.51		0.55
Series 28	0.47	0.52		0.57
Series 30	0.49	0.55		0.59
Series 32	0.46	0.51		0.55
Series 34	0.43	0.48		0.52
Series 36[8]	0.49	0.55		0.71
Series 37[9]	0.50	0.56		—
Series 38[10]	0.45	0.30		—
Series 40[11]	0.46	—		—
Series 42[12]	0.46	—		—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	Adjusted to reflect three-for two stock split effective May 12, 2015
3.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.13 for the period from November to February, equivalent to $0.10 on a three-month basis
4.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
5.	Redeemed April 7, 2014
6.	Redeemed July 2, 2013
7.	Redeemed September 30, 2014
8.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
9.	Issued June 13, 2013
10.	Issued March 13, 2014
11.	Issued June 5, 2014
12.	Issued October 8, 2014

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

22	BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We earn base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications infrastructure, timberland and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses attributable to shareholders arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 26. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

Q2 2015 INTERIM REPORT	23

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, realized carried interests, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains and carried interests is helpful in understanding variances between reporting periods.

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 34 and 35 of our December 31, 2014 annual report.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents FFO on a year-over-year basis for comparison purposes:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2015	2014	Variance

Asset management	$142	$94	$48	51%

Property	324	271	53	20%

Renewable energy	66	83	(17)	(20)%

Infrastructure	61	53	8	15%

Private equity	13	67	(54)	(81)%

Residential development	(23)	32	(55)	(172)%

Service activities	22	37	(15)	(41)%

Corporate activities	(85)	(68)	(17)	(25)%

	$520	$569	$(49)	(9)%

The following table presents segment common equity by segment compared to year-end basis for comparison purposes:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Variance

Asset management	$311	$323	$(12)

Property	15,864	14,877	987

Renewable energy	4,420	4,882	(462)

Infrastructure	2,182	2,097	85

Private equity	1,061	1,050	11

Residential development	2,404	2,080	324

Service activities	1,227	1,220	7

Corporate activities	(6,002)	(6,376)	374

	$21,467	$20,153	$1,314

Approximately half of our capital is invested in non-U.S. countries and the FFO generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. In the current quarter, the U.S. dollar strengthened relative to the local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments, as shown on page 11. Other factors being held constant, currency movements decreased FFO by $12 million compared to the 2014 quarter, and total segment equity by $0.4 billion from December 31, 2014.

Funds from Operations

Asset Management: Fee related earnings increased by $39 million to $127 million and we realized $15 million of net carried interest during the quarter for a total FFO contribution of $142 million. Fee bearing capital increased by $5 billion in the quarter and $15 billion year-over-year, which contributed to a 25% increase in base management fees from $154 million to $192 million. Fee revenues grew to $230 million, due to an increased level of base fees as well as a higher level of incentive distributions earned, following an increase in our listed partnerships distribution profiles. Operating costs were relatively consistent with the prior year. Included in the 2014 quarter was a $6 million gain on the disposition of a low-margin fixed income business.

24	BROOKFIELD ASSET MANAGEMENT

Property: FFO from our property operations included $181 million of realized disposition gains compared to $128 million in the 2014 quarter. Excluding realization gains, property FFO was $143 million, consistent with the prior year quarter. FFO benefitted from the contribution of acquisition activity over the last twelve months, including our increased ownership interest in our office portfolio and Canary Wharf, as well as capital deployed in our opportunistic investments. These positive variances were offset by negative currency exchange on non-U.S. dollar FFO and interest expense on assets which are not yet fully contributing to FFO.

Renewable energy: FFO decreased by $17 million during the quarter, from $83 million to $66 million. Below average hydrology and wind generation compared to normalized generation levels in the same period in 2014 resulted in a $30 million decline in the current period, as generation levels were 11% lower than long-term averages for assets owned through both periods. These negative variances were partly offset by the contribution from newly acquired assets.

Infrastructure: We generated $61 million of FFO compared to $53 million in the 2014 quarter. FFO increased by $8 million compared to the prior year quarter as the contribution from internal growth initiatives and new investments more than offset the decline in FFO from currency fluctuations. FFO from operations held through 2014 and 2015 increased by 11% on a constant currency basis.

Private equity: FFO in our private equity operations decreased by $54 million from the prior quarter to $13 million. Realized disposition gains and losses contributed $23 million of the negative variance. FFO also reflects lower pricing and volumes in cyclical operations and the elimination of FFO on assets previously sold. This was partially offset by the contribution from new investments of $8 million.

Residential: We generated an FFO deficit of $23 million in the current quarter, as lower deliveries and margins in our Brazilian operations resulted in an FFO loss of $45 million. Our North American operations contributed $14 million of FFO which reflected reduced bulk land sales in western Canada partially offset by higher housing deliveries, especially in our U.S. operations.

Service activities: FFO decreased by $15 million to $22 million due to negative currency exchange on our non-U.S. operations, lower margins in our construction operation due to the timing of work performed, and our property services operations experienced reduced volumes in the current period.

Corporate activities: We generated $2 million of investment income compared to $28 million in the prior year due to stronger capital market performance in the prior year.

Common Equity by Segment

Significant variances in common equity on a segment basis consist of the following:

Property: Common equity by segment increased by $1.0 billion to $15.9 billion, due to the recognition of $1,040 million of fair value gains in the first six months of 2015, of which $561 million was attributable to the company. These included $1.1 billion of gains on consolidated investment properties ($591 million net of non-controlling interests) primarily in our office properties, $151 million of mark-to-market losses on BPY’s GGP warrants ($102 million net of non-controlling interests) and $150 million of gains on our investment in Canary Wharf ($102 million net of non-controlling interests). In addition, we also recognized $240 million ($163 million net of non-controlling interests) of fair value gains on our equity accounted investment in GGP and Canary Wharf, as well as a $464 million income tax recovery on the change of the effective tax rate for a key region in our office operations ($314 million attributable to the company). These positive variances, along with the contribution from FFO, were partially offset by currency revaluation and common and preferred share distributions received from BPY.

Renewable energy: Common equity by segment was $4.4 billion at June 30, 2015, representing a $462 million decrease from year end. The contribution from of FFO was more than offset by depreciation and amortization, negative foreign currency revaluation and distributions received.

Residential development: We completed the privatization of our North American residential development business, investing $846 million of capital. As a result of us carrying our residential inventory at historical cost, we paid a premium to book value, resulting in a $382 million charge being recorded directly to equity. Subsequent to the privatization, we received a $176 million distribution from the business. Our Brazilian residential operations also recorded foreign currency losses due to the depreciation of the Brazilian real relative to the U.S. dollar.

Corporate activities: We issued $1.2 billion of common equity in April 2015, the net proceeds of which were used to repay short-term borrowings ($900 million) and the remaining $350 million was utilized to invest in a $1.0 billion unit issuance completed by our infrastructure partnership. We also issued $500 million of term debt during the first quarter of 2015 and repaid short-term borrowing. The proceeds from net liquidity generated in the period, including our $1.2 billion equity issuance, enabled us to invest into other segments to fund growth initiatives.

Q2 2015 INTERIM REPORT	25

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014

Total operating segment FFO	$520	$569	$1,077	$1,061

Gains not recorded in net income	(191)	(87)	(353)	(157)

Non-controlling interest in FFO	566	687	1,083	1,212

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	257	74	238	88

Fair value changes	70	996	1,183	1,711

Depreciation and amortization	(428)	(371)	(829)	(747)

Deferred income taxes	405	(310)	238	(767)

Net income	$1,199	$1,558	$2,637	$2,401

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships and private funds as well as listed securities within our public markets portfolios. As at June 30, 2015, we managed $99 billion of fee bearing capital, of which approximately $78 billion was from clients and $21 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed perpetual capital entities with $44 billion of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We also receive incentive distributions equal to a portion of increases in partnership distributions above pre-determined hurdles.

Private Funds: We manage approximately $36 billion of fee bearing capital through 35 private funds. Private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Our private fund investor base consists of 320 third-party clients with an average commitment of $80 million. We earn base fees which are generally earned on both called and uncalled commitments, and are entitled to receive carried interests, which represent a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees.

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of our equity capital in BPY, BREP and BIP along with $9.5 billion invested in private funds, of which the Corporation has committed $1.9 billion and our listed partnerships have committed the remaining $7.6 billion.

The following table disaggregates our asset management FFO into fee related earnings, realized carried interests and realized disposition gains to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2015	2014

Funds from operations

Fee related earnings	$127	$88

Carried interests	15	—

	142	88

Realized disposition gains	—	6

	$142	$94

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

26	BROOKFIELD ASSET MANAGEMENT

Segment equity in our asset management operations was $311 million at June 30, 2015 (2014 – $323 million) and consists of goodwill acquired through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2015	2014

Fee Revenues

Base management fees	$192	$154

Incentive distributions	18	13

Performance fees	1	10

Transaction and advisory fees	19	8

	230	185
Direct costs and non-controlling interests	(103)	(97)

Fee related earnings	$127	$88

Fee related earnings increased by 44% to $127 million for the period, primarily as a result of increases in base management fees which, in turn, resulted from higher levels of fee bearing capital. Operating costs remained relatively consistent as we previously invested in our operations to enable us to expand our capital base.

Base management fees increased 25% to $192 million compared to $154 million in the second quarter of 2014. Base management fees from our listed partnerships increased by $14 million to $84 million and include $77 million of base management fees from BPY, BREP and BIP. Our private funds contributed $79 million of base fees, representing a $19 million increase over the 2014 quarter of which $14 million relates to new fund capital and $5 million occurred on the deployment of committed capital. Base fees from our public markets activities increased by $5 million to $29 million due to new fund capital.

We received $18 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, representing an increase of 38% from the second quarter of 2014. The growth reflects increases in unit distributions by BIP and BREP of 10% and 7%, respectively.

Our transaction and advisory operations are primarily focused on real estate and infrastructure transactions. Advisory fees totalled $19 million (2014 – $8 million) reflecting an increased in the number of transactions during the quarter.

Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 55% for the period, compared to 48% in 2014. Direct costs increased by $6 million year-over-year due to expansion in our operations and includes $4 million of non-controlling interests in fee related earnings recorded by partially-owned entities (2014 – $2 million).

Carried Interests

We generated $103 million of unrealized carried interest during the second quarter of 2015 and realized $23 million of carried interest or $15 million net of directly related costs on the sale of assets held in a property fund.

Accumulated unrealized carried interests totalled $616 million at June 30, 2015. We estimate that $209 million of direct expenses of approximately $209 million will arise on the realization of the amounts accumulated to date, of which $26 million relates to the carried interest generated or realized in the quarter. The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net

Unrealized balance, beginning of period	$536	$(191)	$345

In-period change
Generated	103	(26)	77

Less: realized	(23)	8	(15)

Unrealized balance, end of period	$616	$(209)	$407

The funds to which unrealized carried interest relates have a weighted average term to realization of six years. Recognition of carried interest is dependent on future investment performance.

Q2 2015 INTERIM REPORT	27

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	Listed Issuers[1]	Private Funds[1]	Public Securities	Total	2014

Property	$22,655	$19,910	$—	$42,565	$37,403

Renewable energy	10,835	2,169	—	13,004	13,049

Infrastructure	10,857	8,737	—	19,594	17,519

Private equity	—	5,001	—	5,001	2,588

Other	—	—	18,484	18,484	17,981

June 30, 2015	$44,347	$35,817	$18,484	$98,648	n/a

December 31, 2014	$42,021	$28,538	$17,981	n/a	$88,540

1.	Includes capital from the Corporation of $19.0 billion (2014 – $19.1 billion) in listed partnerships and $1.9 billion (2014 – $0.9 billion) in private funds

Listed partnership capital includes the market capitalization of our primary listed issuers: BPY, BREP, BIP, as well as Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities capital includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $9.1 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $4.6 billion for property funds, $2.9 billion for infrastructure funds and $1.6 billion for private equity funds, and has an average term during which it can be called of approximately three years. Private fund fee bearing capital has a remaining average term of eight years excluding extension options (10 years after including two one-year extension options) and includes approximately $3.1 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

Fee bearing capital increased by $5.4 billion during the second quarter of 2015 and $10.1 billion on a year-to-date basis. The principal changes during the last quarter are set out in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Listed Issuers	Private Funds	Public Securities	Total

Balance, March 31, 2015	$45,681	$28,384	$19,143	$93,208

Inflows	973	7,901	880	9,754

Outflows	—	(424)	(770)	(1,194)

Distributions	(457)	—	—	(457)

Market activity	(1,511)	—	(769)	(2,280)

Foreign exchange and other	(339)	(44)	—	(383)

Change	(1,334)	7,433	(659)	5,440

Balance, June 30, 2015	$44,437	$35,817	$18,484	$98,648

Listed issuer fee bearing capital decreased by $1.3 billion due to lower market prices, partially offset by a $1.0 billion equity unit issuance completed by BIP.

Private funds fee bearing capital increased by $7.4 billion to $35.8 billion. We had capital inflows of $7.9 billion for new funds during the quarter, which generated $14 million of additional fees in the current quarter.

28	BROOKFIELD ASSET MANAGEMENT

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.1 billion at June 30, 2015, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY acquired an additional 28% interest in Canary Wharf in February 2015 for $1.6 billion, increasing its ownership to 50% and commenced accounting for its investment on an equity basis. BPY’s previous 22% interest was historically accounted for as a financial asset.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 243 properties containing 114 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 29 sites totalling approximately 31 million square feet. Of the total properties in our office portfolio, 185 properties, consisting of 85 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 172 retail properties in the United States and Brazil, containing 154 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 33% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Our retail mall portfolio has a redevelopment pipeline that exceeds $540 million (on a proportionate basis). Of the total properties in our retail portfolio, 166 properties, consisting of 152 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Other Properties: We own and operate industrial, multifamily, hotel and triple net lease properties. Our industrial portfolio consists of interests in 164 operating properties in North America and Europe, containing 44 million square feet of space. We also own and manage a land portfolio with the potential to build 47 million square feet of industrial properties. Of the total properties in our industrial portfolio, 114 properties, consisting of 25 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes approximately 26,900 multifamily units in the United States and Canada, while our hotel portfolio includes 11 properties with over 8,500 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities, and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Brookfield Property Partners

Equity units[1]	$128	$128	$14,621	$13,681

Preferred shares	19	19	1,275	1,275

	147	147	15,896	14,956

Other

Property assets	2	4	488	462

Liabilities	(6)	(8)	(520)	(541)

Realized disposition gains	181	128	—	—

	$324	$271	$15,864	$14,877

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

FFO within our property segment was $324 million and increased from the $271 million recorded in 2014 due primarily to a higher level of realized disposition gains. Our share of BPY’s FFO was unchanged as the positive contribution from acquisitions including our privatization of our office portfolio, the additional interest in Canary Wharf and opportunistic assets acquisitions including our triple net lease portfolio, and leasing initiatives in the past twelve months were offset by lower currency exchange rates on FFO earned in currencies other than the U.S. dollar, interest expense on assets which are not yet fully

Q2 2015 INTERIM REPORT	29

contributing to income and our reduced interest in BPY. Realized disposition gains in the current period include $118 million of gains on the sale of interests in mature office properties including buildings in Boston and Washington, D.C., and the sale of an additional partial interest in a large retail property in Honolulu for a gain of $57 million.

Brookfield Property Partners

BPY’s FFO for the second quarter of 2015 was $198 million, of which our share was $128 million. We also received an additional $19 million as dividends on preferred shares of BPY that were issued to us on its formation (2014 – $19 million).

Office Properties

BPY recorded FFO of $170 million from its office property operations in 2015 compared to $143 million 2014. BPY’s office FFO increased by $27 million primarily due to our increased ownership in our core portfolio, including our increased ownership in our North America office portfolio and Canary Wharf which contributed incremental earnings of $28 million, partly offset by dispositions and the impact of foreign operations converted to U.S. dollars. Same-property revenues at most of our U.S. and European properties increased due to higher occupancy levels and positive leasing spreads on expiring leases.

Leasing activity during the quarter consisted of 1.6 million square feet of new and renewal leases at an average in-place net rent of $30.00, which was 34% higher than expiring net rents of $22.34 per square foot. This resulted in a 2.1% increase in average overall office in-place net rents from $31.60 to $32.27 per square foot, on a constant currency basis. Overall occupancy increased by 40 bps to 90.0%. Our overall office portfolio in-place net rents are currently 20% below market net rents.

We currently have 11 million square feet of active development projects, including Manhattan West in New York, Bay Adelaide Centre East in Toronto, Brookfield Places in Calgary and Perth, as well as London Wall Place, Principal Place and 1 and 10 Bank Street in London and the Giroflex towers in São Paulo. These projects are 34% pre-leased in aggregate and we estimate an additional cost of $5 billion to complete construction.

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $119 million in the second quarter of 2015 (2014 – $113 million). The $6 million increase in BPY’s FFO from retail properties is due to the benefit of lower interest expense as a result of lower average debt levels.

Our retail portfolio occupancy rate was 94.8% as at June 30, 2015. We leased approximately 2.7 million square feet during the year on a suite-to-suite basis, increasing in-place rents to $54.76 at June 30, 2015 from $53.37 at June 30, 2014. At GGP, tenant sales, excluding anchors, increased by 3.4% compared to the prior year and initial rental rates for executed leases commencing in 2015 on a suite-to-suite increased by 10.4% compared to the rental rate for expiring leases.

Industrial, Multifamily, Hotels and Triple Net Leased Assets

BPY owns industrial, multifamily, hotel and triple net leased property assets primarily through funds that are managed by us and their contribution to FFO increased to $42 million (2014 – $23 million), primarily due to the contribution from the acquisition of multifamily units, additional hotel investments and the acquisition of a triple net lease portfolio, consisting of over 300 properties that are leased to automotive dealerships, all completed in the second half of 2014.

Corporate

BPY’s FFO from its corporate segment was a charge of $133 million for the period ended June 30, 2015 compared to a charge of $86 million in the prior year. The $47 million decrease in FFO from the 2014 quarter is attributable to an increase in interest expense on BPY’s credit facilities which have been drawn to fund growth initiatives, $29 million of interest on the $1.8 billion of preferred units issued in the fourth quarter of 2014, and additional asset management fees paid due to a higher capital base.

Common Equity by Segment

Our property segment consists largely of investments in our commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment increased by $1.0 billion to $15.9 billion (2014 – $14.9 billion) primarily due to increased property valuations as previously described on page 15. This was partially offset by foreign currency revaluation and distributions paid.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 63% economic ownership interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had an equity capitalization of $8.2 billion at June 30, 2015, based on public pricing. BREP operates renewable energy facilities and owns them both directly as well as through our private infrastructure funds.

30	BROOKFIELD ASSET MANAGEMENT

BREP owns one of the world’s largest, publicly traded, pure-play renewable energy portfolios with 7,398 megawatts (“MW”) of installed capacity, and long-term average annual generation of 26,105 gigawatt hours (“GWh”). This portfolio includes 209 hydroelectric generating stations on 75 river systems and 38 wind facilities, two gas and three biomass facilities, diversified across 14 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 3,000 MW diversified development pipeline.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, thereby increasing the stability of BREP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity and renewable energy credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our equity interest in BREP and the operations of BEMI:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014
Brookfield Renewable Energy Partners[1]	$91	$128	$3,487	$3,806
Brookfield Energy Marketing	(25)	(45)	933	1,076

	$66	$83	$4,420	$4,882

1.

Brookfield’s interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing an economic interest of 63% of BREP

Our share of BREP’s FFO decreased by $37 million to $91 million for the quarter. Lower seasonal inflows in North America, combined with low water levels in Brazil, contributed to hydrological conditions being below long-term averages during the quarter. This was partially offset by FFO generated from growth initiatives over the past twelve months. Our energy marketing operations incurred a $25 million loss during the quarter compared to $45 million in the 2014 quarter, due to lower purchases from BREP under higher priced contracts.

Brookfield Renewable Energy Partners

BREP’s operating results are summarized as follows:

FOR THE THREE MONTHS JUN. 30 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations
	2015	2014	2015	2014	2015	2014
Revenues

Hydroelectric	5,101	5,487	5,815	5,421	$360	$392

Wind energy	1,104	813	1,224	940	102	89

Other	195	41	160	79	11	4

	6,400	6,341	7,199	6,440	473	485

Direct operating costs					(134)	(124)

Interest expense and other					(132)	(111)

					207	250
Non-controlling interest					(116)	(122)

					$91	$128

Generation totalled 6,400 GWh during the quarter, 11% below the long-term average of 7,199 GWh, and an increase of 59 GWh (1%) compared to the same period in the prior year on an overall basis.

Hydroelectric generation of 5,101 GWh was 12% below long-term average (“LTA”) compared to slightly above LTA generation in 2014. Generation from hydroelectric assets held throughout both reporting periods was 4,762 GWh, 13% below the prior year. The decline in generation was attributable to lower water flows across the portfolio. Recently acquired and commissioned facilities generated 339 GWh, in line with LTA. These assets are held through our private funds, and according BREP’s proportionate share of this generation was 136 GWh.

Generation from the wind portfolio of 1,104 GWh, was 10% below long-term average of 1,224 GWh. Our recent acquisition of a wind portfolio in Ireland contributed 194 GWh, partly offsetting the reduced amount of generation due to lower wind conditions across the rest of the wind portfolio.

Q2 2015 INTERIM REPORT	31

Revenues totalled $473 million and decreased by $12 million from the prior year quarter. Revenues from our existing hydroelectric facilities decreased by $49 million, due primarily to below average generation in North America, combined with continued drought conditions in Brazil. The recent growth in the portfolio contributed $21 million of revenue. Wind energy revenues increased by $13 million primarily due to the contribution from growth in our portfolios, partly offset by decreases in generation. The average total revenue per megawatt hour (“MWh”) of $74 decreased by $2 per MWh from the prior year.

Direct operating costs increased by $10 million quarter-over-quarter, and interest expense and other costs increased by $21 million. Increases attributable to recently acquired and developed facilities were partially offset by lower interest rates on refinanced debt, cost reduction efforts and lower currency exchange rates for non-U.S. operations.

The proportion of FFO attributable to non-controlling interests increased from 49% to 56% primarily due to the majority of new facilities being acquired by our private funds in which we have a lower indirect equity interest.

Brookfield Energy Marketing

The lower volume of power purchases, together with modest improvement in pricing, resulted in the FFO deficit decreasing to $25 million from $45 million in the 2014 quarter. BEMI purchased approximately 2,173 GWh (2014 – 2,691 GWh) of electricity from BREP during the second quarter of 2015 at an average price of $70 per MWh (2014 – $73 per MWh) and sold this power at an average price, including ancillary revenues, of $58 per MWh (2014 – $57 per MWh). While wholesale prices for energy and capacity continue to trend higher, pricing has not yet reached our contracted level. Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $21 million (2014 – $25 million) and increased average realized prices by $10 per MWh (2014 – $9 per MWh). Approximately 764 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $82 per MWh (2014 – $81 per MWh). The balance of approximately 1,409 GWh was sold in the short-term market at an average price of $45 per MWh, including ancillary revenues (2014 – $44 per MWh).

Common Equity by Segment

Segment equity in our renewable energy operations was $4.4 billion at June 30, 2015 (December 31, 2014 – $4.9 billion). The decrease since year end was primarily due to the impact of foreign currency translation, depreciation and amortization, and cash distributions received, partially offset by the contribution from FFO. Common equity by segment primarily represents our net investment in the property, plant and equipment deployed in our generation facilities. We record our renewable energy PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 29% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $10.3 billion at June 30, 2015, based on public pricing. BIP owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP and our directly held sustainable resources operations to facilitate analysis:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014
Brookfield Infrastructure Partners[1]	$56	$48	$1,569	$1,390

Sustainable resources	5	5	613	707

	$61	$53	$2,182	$2,097

1.	Brookfield’s interest in BIP consist of 66.8 million redemption-exchange units and 1.1 million general partnership units together representing an economic interest of 29% of BIP

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in North and South America, Europe and Australia. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

32	BROOKFIELD ASSET MANAGEMENT

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Communications infrastructure: consists of a communication tower infrastructure operation located in Europe that provides essential services and critical infrastructure to the media broadcasting and telecom sectors. This operation generates stable, inflation linked cash flows underpinned by long-term contracts.

BIP recorded $208 million of FFO in the second quarter of 2015 ($56 million at our share), an increase of $28 million over the 2014 quarter ($8 million at our share) as the benefit of internal growth and contribution from new investments was offset by the impact of foreign exchange on non-U.S. dollar FFO.

FFO from utilities operations was $93 million ($27 million at our share), $1 million greater than the prior year FFO of $92 million, due to higher connections activity at our UK regulated distribution business, inflation indexation, and commissioning of capital projects into rate base, partially offset by the impact of foreign exchange.

Transport FFO increased by $10 million to $104 million ($30 million at our share) during the quarter, primarily due to the contribution from our investment in our Brazilian rail operation, which was acquired in the third quarter of 2014. FFO also benefitted from higher volumes and rates at our Australian rail operations, inflationary tariff increases at our South American toll roads, and volume growth at our North American container terminal, which were partially offset by the impact of foreign exchange.

Energy FFO increased by $7 million to $23 million ($7 million at our share). The acquisition of new systems and expansion of existing systems in our North American district energy business increased FFO by $5 million. FFO also benefitted from higher transportation volumes from our energy distribution business.

We recently made our inaugural investment in communications operations, which generated $20 million of FFO during the quarter ($6 million at our share).

BIP’s corporate operations FFO decreased by $10 million to a deficit of $32 million ($9 million at share), primarily due to increased base fees paid on a higher level of capitalization and increased interest expense.

Sustainable Resources

Sustainable resources FFO of $5 million was consistent with the prior year as the benefit of improved volumes and pricing environment at our northeastern U.S. and Canadian timberlands was offset by the impact of foreign exchange. These investments include timberlands in the northeastern U.S. and Canada, and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Segment equity in our Infrastructure operations was $2.2 billion at June 30, 2015 (December 31, 2014 – $2.1 billion). The increase of $85 million, was due to our acquisition of 8.1 million limited partnership units in BIP for $350 million in April 2015, partially offset by currency revaluation and distributions paid to us.

Segment equity primarily represents our net investment in infrastructure property, plant and equipment, as well as certain concessions. We elect to fair value our infrastructure PP&E which represent the majority of assets in the segment, and revalue PP&E on an annual basis. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and renewable energy segments, and revaluation items are typically only recorded at year end.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $5.8 billion, as well as direct investments in several private companies and public companies. Our private funds include 16 investments in a diverse range of industries. Our average investment is $25 million, excluding our largest single investment of $336 million based on IFRS values. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 40.9% interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at June 30, 2015 was approximately $732 million based on market prices, compared to our carrying value of $239 million. On March 31, 2015, we completed the merger of Norbord and Ainsworth Lumber Co. Ltd. (“Ainsworth”), resulting in us owning 34.9 million common shares of the combined company.

Q2 2015 INTERIM REPORT	33

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord and other investments and realized disposition gains to facilitate analysis:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014
Brookfield Capital Partners

Private funds	$22	$26	$734	$658

Norbord[1]	2	17	239	257

Other direct investments	(1)	(1)	88	135

Western Forest Products	—	12	—	—

Realized disposition gains/(losses)	(10)	13	—	—

	$13	$67	$1,061	$1,050

1.	Includes Ainsworth which was classified as Private Funds in 2014

Our private funds contributed $22 million of FFO, representing a $4 million decrease from the 2014 quarter due to a decline in industrial pricing in certain cyclical investments. Our share of Norbord’s FFO declined by $15 million due to a 13% decline in North American oriented strand board prices. The prior year included $12 million of FFO from Western Forest Products Inc. (“Western Forest Products”), which was disposed of in the second half of 2014.

Realized disposition losses includes a $10 million break fee on prepaying debt in an investee company in the current quarter, whereas the $13 million realized disposition gain in 2014 was generated on the partial sale of Western Forest Products.

Segment equity in our private equity operations was $1.1 billion at June 30, 2015 (December 31, 2014 – $1.1 billion) and consists of a diverse range of opportunistic investments. Most of the operations within our private equity segment are held at amortized cost, with depreciation recorded on a quarterly basis.

RESIDENTIAL DEVELOPMENT

On March 13, 2015 we completed the privatization of our North American residential development business and now own 100% of the company. We are active in 12 principal markets in Canada and the U.S., and control over 105,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to facilitate analysis:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014

Residential

North America	$14	$34	$1,282	$1,135

Brazil and other	(37)	(2)	1122	945

	$(23)	$32	$2,404	$2,080

North American FFO decreased to $14 million as lower lot sales and margins in western Canada were partially offset by higher housing deliveries, especially in our U.S. operations. Overall gross margins for land and housing were 24% for the quarter. The average home selling price decreased 18% to $450,000, compared to $549,000 for the same period in 2014, primarily due to changes in product mix. Single family lot sales increased to 637 lots from 597 lots in the second quarter of 2014. The average lot selling price decreased 26% to $106,000, compared to $144,000 for the same period in 2014. We have 30 active land communities and 64 active housing communities, up from 26 and 56 in 2014, respectively.

We delivered three projects in our Brazilian operations during 2015, recognizing $124 million of revenue. Our Brazilian residential development operations have been affected by weaker market fundamentals, which have resulted in both construction delays and a reduction in overall project launches.

34	BROOKFIELD ASSET MANAGEMENT

Segment equity in our residential development operations was $2.4 billion at June 30, 2015 (December 31, 2014 – $2.1 billion) and is invested primarily in residential development inventory. We invested additional capital during the quarter to reduce leverage and achieve a better cost of capital. This was offset in part by currency revaluation. We record this inventory at the lower of cost and net realizable value, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses to facilitate analysis:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014

Service activities

Construction	$18	$27	$792	$914

Property services	4	10	435	306

	$22	$37	$1,227	$1,220

We recognized $18 million of construction FFO during the second quarter of 2015, representing a decrease of $9 million from the prior year. Revenues in our construction business increased significantly due to the expansion of our operations; however, operating margins decreased to 3.3% from 7.4% in the second quarter of 2014 due to timing of work. Work in hand continued to grow and was $6.9 billion at the end of June 30, 2015 (Dec. 31, 2014 – $6.4 billion) and consists of 91 projects with an average project life of three years, of which 1.3 years are remaining.

Property services include property and facilities management, leasing and project management and a range of real estate services. The decrease in FFO was due to reduced activity and sales volumes in our U.S. operations and the impact of lower currency values for the Australian and Canadian dollars. These negative variances were partially offset by our increased ownership interests in our integrated facilities management business.

Segment equity in our Service Activities was $1.2 billion at June 30, 2015 (December 31, 2014 – $1.2 billion) and consists primarily of goodwill acquired through business combinations and working capital. We do not fair value these operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

CORPORATE ACTIVITIES

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Segment equity was a net liability of $6.0 billion at June 30, 2015 (December 31, 2014 – $6.4 billion) and consists primarily of corporate borrowings, preferred equity, net working capital and our portfolio of cash and financial assets. Corporate borrowings are generally done at fixed rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. Our portfolio of cash and financial assets is generally recorded at fair quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, and are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014

Cash and financial assets, net	$2	$28	$805	$897

Corporate and subsidiary borrowings	(55)	(60)	(3,826)	(4,075)

Preferred equity[1]	—	—	(3,549)	(3,549)

Corporate costs and taxes/networking capital	(32)	(36)	568	351

	$(85)	$(68)	$(6,002)	$(6,376)

1.	FFO excludes preferred share distributions of $34 million (2014 – $38 million)

Q2 2015 INTERIM REPORT	35

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,298 million of cash and financial assets, which are partially offset by $493 million (2014 – $300 million) of deposits and other liabilities.

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. FFO in our cash and financial asset portfolio decreased by $26 million, to $2 million as a result of tempered financial asset performance and market-to-market losses. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $556 million (2014 – $567 million). Net working capital also includes a $685 million loan receivable from BPY (2014 – $570 million).

36	BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a consolidated, corporate (i.e., deconsolidated), and proportionally consolidated basis:

	Consolidated		Corporate		Proportionate
AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015[1]	2014[1]	2015	2014	2015[1]	2014[1]

Corporate borrowings	$3,826	$4,075	$3,826	$4,075	$3,826	$4,075

Non-recourse borrowings

Property-specific mortgages	40,848	41,674	—	—	23,002	23,555

Subsidiary borrowings	8,698	8,329	—	—	6,781	5,174

	53,372	54,078	3,826	4,075	33,609	32,804

Accounts payable and other	11,175	10,474	1,878	1,158	8,620	6,945

Deferred tax liabilities	7,994	8,140	108	50	4,429	4,781

Subsidiary equity obligations	3,435	3,541	—	—	1,917	2,149

Equity

Non-controlling interests	30,006	29,545	—	—	—	—

Preferred equity	3,549	3,549	3,549	3,549	3,549	3,549

Common equity	21,467	20,153	21,467	20,153	21,467	20,153

	55,022	53,247	25,016	23,702	25,016	23,702

Total capitalization	$130,998	$129,480	$30,828	$28,985	$73,591	$70,381

1.	Includes liabilities associated with assets held for sale

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially-owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.

Consolidated borrowings were largely unchanged since year end as the increase from debt associated with newly acquired asset was offset by the impact of lower currency exchange rate on non-U.S. borrowings and the elimination of debt associated with asset, sold during the first six months.

Consolidated debt is discussed further on pages 38 and 39.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings decreased by $252 million compared to 2014 as we issued $500 million of medium-term notes during the first quarter, which was partially offset by a $214 million reduction in the value of our Canadian dollar term debt due to a lower Canadian dollar relative to the U.S. dollar. We repaid $534 million of borrowings on our corporate revolving facilities during the first six months of 2015.

Common and preferred equity totals $25.0 billion (2014 – $23.7 billion) and represents approximately 81% of our corporate capitalization. In April 2015, we issued $1.2 billion Class A limited voting shares.

Corporate borrowings are further described on page 38.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financing that assets of this nature typically support, as well as our liquidity profile.

Q2 2015 INTERIM REPORT	37

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since 2014 as a result of our increased ownership of Canary Wharf, as well as the acquisition of a communications infrastructure investment within our infrastructure portfolio.

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis:

	Consolidated		Corporate
AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Financial assets

Government bonds	$127	$97	$104	$61

Corporate bonds and other	1,404	1,170	207	186

Preferred shares	630	626	16	17

Common shares and warrants	2,078	3,465	373	344

Loans receivable/deposits	1,347	927	143	47

Total financial assets	5,586	6,285	843	655

Cash and cash equivalents	2,923	3,160	455	542

	$8,509	$9,445	$1,298	$1,197

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments. Consolidated common share investments decreased during the quarter as BPY’s common share investment in Canary Wharf, carried at $1.3 billion at year end, is now included within equity accounted investments following our acquisition of an additional 28% interest in Canary Wharf.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $86 million of insurance liabilities that are included in net working capital within our corporate segment.

Loans receivable excludes $685 billion extended under our facility with BPY, which is included as a receivable within net working capital in our corporate activities segment.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2014 – $800 million). The carrying value of these derivative instruments reflected in our financial statements at June 30, 2015 was a liability of $7 million (2014 – $9 million).

Corporate Borrowings

Corporate borrowings at June 30, 2015 included term debt of $3.8 billion (December 31, 2014 – $3.5 billion) and $40 million (December 31, 2014 – $574 million) of commercial paper and bank borrowings pursuant to, or backed by, $2.0 billion of committed revolving term credit facilities of which $1.7 billion have a four-year term and the remaining $300 million have a two-year term. As at June 30, 2015, $111 million (December 31, 2014 – $137 million) from the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from September 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt has an average term of eight years (December 31, 2014 – nine years). The average interest rate on our corporate borrowings was 4.9% at June 30, 2015 (December 31, 2014 – 4.6%).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

38	BROOKFIELD ASSET MANAGEMENT

	Average Term		Consolidated
AS AT JUN. 30, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014	2015	2014

Property	4	5	$25,331	$25,543

Renewable energy	10	10	5,944	5,991

Infrastructure	9	10	6,275	6,520

Residential development	1	1	924	1,531

Private equity and other	3	3	1,838	752

Corporate	1	1	20	27

Total	6	6	$40,332	$40,364

Property-specific borrowings were relatively unchanged in aggregate since year end as the increase from financings associated with acquisitions was largely offset by the impact of lower currency exchange rates on non-U.S. dollar debt. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT JUN. 30, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014	2015	2014

Subsidiary borrowings

Property	2	2	$3,298	$4,025

Renewable energy	6	6	2,007	1,687

Infrastructure	4	4	992	719

Residential development	7	7	1,605	1,076

Private equity and other	3	2	796	822

Total	4	4	$8,698	$8,329

Subsidiary borrowings generally have no recourse to the company. Borrowing increased due to $550 million of notes issued at Brookfield Residential during the second quarter and note issuances at BIP and BREP during the first quarter. These increases were partially offset by reduction in the value of non-U.S. dollar borrowings, and the use of liquidity to reduce short-term debt. Property debt declined as proceeds from asset sales were used to repay debt.

Subsidiary Equity Obligations

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Limited life funds and redeemable fund units	$1,340	$1,423

Subsidiary preferred shares	550	583

Subsidiary preferred equity units	1,545	1,535

	$3,435	$3,541

Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in 2014 in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability is carried at $1,545 million. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche.

Q2 2015 INTERIM REPORT	39

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Floating rate	1.99%	2.11%	$480	$480

Fixed rate	4.82%	4.82%	753	753

Fixed rate-reset	4.59%	4.59%	2,316	2,316

	4.29%	4.31%	$3,549	$3,549

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2015 was 255 basis points.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investor interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Brookfield Property Partners L.P.	$14,602	$14,618

Brookfield Renewable Energy Partners L.P.	5,162	5,075

Brookfield Infrastructure Partners L.P.	5,328	4,932

Other participating interests

Private equity operations	1,321	1,359

Residential development operations	58	602

Other	3,535	2,959

	$30,006	$29,545

Non-controlling interests at our residential development operations decreased following the privatization of our North American land development company.

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014[1]	2015	2014[1]
Outstanding at beginning of period	927.1	923.5	928.2	923.2

Issued (repurchased)

Issuances	32.9	—	32.9	—

Repurchases	(0.7)	—	(4.9)	(1.9)

Long-term share ownership plans[2]	1.0	1.1	4.0	3.2

Dividend reinvestment plan	—	0.1	0.1	0.2

Outstanding at end of period	960.3	924.7	960.3	924.7

Unexercised options[3]	54.8	56.9	54.8	56.9

Total diluted shares at end of period	1,015.1	981.6	1,015.1	981.6

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015
2.	Includes management share option plan and restricted stock plan
3.	Includes management share option plan and escrowed stock plan

40	BROOKFIELD ASSET MANAGEMENT

In April 2015, the company completed the issuance of 30.8 million Class A shares at a net price of $35.84 per Class A share, under a public offering and concurrently completed a private placement of 2.1 million Class A shares at the same price. The aggregate gross proceeds from these issuances total approximately $1.225 billion.

We purchased 0.7 million Class A shares during the second quarter of 2015 for $27 million in respect of long-term share employee ownership programs.

The company holds 21.0 million Class A shares (December 31, 2014 – 16.2 million) purchased in consolidated entities in respect of long-term share ownership programs and which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 4.8 million (December 31, 2014 – 4.3 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2015 and December 31, 2014, resulting in a net reduction of 16.2 million (December 31, 2014 – 11.9 million) diluted shares outstanding.

The cash value of unexercised options is $985 million (December 31, 2014 – $906 million) based on the proceeds that would be received on exercise of the options.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding resulting in the issuance of 320 million Class A shares.

As of August 13, 2015, the Corporation had outstanding 960,255,028 Class A shares and 85,120 Class B shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014
Net income	$645	$785	$1,374	$1,326

Preferred share dividends	(34)	(38)	(68)	(76)

	611	747	1,306	1,250

Capital securities dividends[1]	—	—	—	2

Net income available for shareholders	$611	$747	$1,306	$1,252

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014[2]	2015	2014[2]
Weighted average shares	952.0	924.0	941.8	923.5

Dilutive effect of the conversion of options and escrowed shares using treasury stock method[3]	28.2	22.4	29.2	21.3

Dilutive effect of the conversion of capital securities[1,2,4]	—	—	—	3.8

Shares and share equivalents	980.2	946.4	971.0	948.6

1.	The Series 12 shares were redeemed on April 6, 2014
2.	Adjusted to reflect three-for-two stock split effective May 12, 2015
3.	Includes Management Share Option Plan and Escrowed Stock Plan
4.	The number of shares is based on 95% of the quoted market price at period end

LIQUIDITY

Overview

As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the company other than pre-determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at June 30, 2015, core liquidity at the corporate level was $2.6 billion, consisting of $0.8 billion in net cash and financial assets and $1.8 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BREP and BIP, and was $3.1 billion at the end of the period. The decrease in core liquidity between December 31, 2014 and June 30, 2015 was principally due to the deposits utilized in the acquisition of our additional interest in Canary Wharf partially offset by $2.0 billion of proceeds from Corporate and BIP equity issuance used to repay short-term borrowings. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these

Q2 2015 INTERIM REPORT	41

areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Uninvested capital in our private funds totalled $9.1 billion at June 30, 2015.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2015	2014	2015	2014	2015	2014
Cash and financial assets, net	$805	$897	$952	$2,340	$1,757	$3,237

Undrawn committed credit facilities	1,829	1,254	2,191	2,425	4,020	3,679

	$2,634	$2,151	$3,143	$4,765	$5,777	$6,916

We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio:

AS AT JUN. 30, 2015 (MILLIONS, EXCEPT PER UNIT INFORMATION)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.06	$11,921[3]	$588[3]

Brookfield Renewable Energy Partners	172.3	1.66	5,114	286

Brookfield Infrastructure Partners	68.0	2.12	3,033	144

Norbord	34.9	0.32	732	11

Acadian Timber Corp.	7.5	0.73	112	5

			$20,912	$1,034

1.	Based on current annual distribution policies
2.	Quoted value using June 30, 2015 public pricing
3.	Quoted value includes $1,275 million of preferred shares and distributions includes $76 million of preferred distributions

42	BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014

Operating activities	$667	$814	$1,116	$1,012

Financing activities	16	(865)	1,785	788

Investing activities	(462)	361	(3,065)	(1,604)

Increase in cash and cash equivalents	$221	$310	$(164)	$196

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $667 million in the second quarter of 2015, and $1.1 billion year to date. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non- cash working capital. We also deduct “other income and gains” from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an inflow of $37 million in the second quarter of 2015 (2014 – outflow of $99 million) and an outlay of $57 million thus far in 2015 (2014 – $180 million). Cash flow prior to non-cash working capital and residential inventory was $650 million during the second quarter and $1.4 billion year to date in 2015, compared to $0.8 billion or $1.6 billion, respectively, in 2014.

Financing Activities

The company generated $16 million of cash flows from financing activities during the three months ended June 30, 2015, whereas we utilized $865 million in the comparative quarter in 2014. We issued $1.2 billion of Class A common shares during the quarter and used the proceeds to repay $900 million of short-term borrowings. Our subsidiaries issued $4.0 billion (2014 – $4.1 billion) of property-specific and subsidiary borrowings. We raised $0.8 billion of capital from subsiding investor interests (2014 – $0.9 billion), of which $0.6 billion was attributable to the BIP unit issuance. The proceeds of these activities were utilized to repay and refinance $4.2 billion (2014 – $4.6 billion) of debt and invest in our operations as noted below in investing activities. We distributed and repaid $0.6 billion to private fund and other investors, compared with the $1.3 billion in distributions and repayments in the prior quarter. Payments to non-controlling interests in the comparative period include a portion of the amount paid to privatize our office property subsidiary and the distribution of the net proceeds generated on the disposition of a distressed debt investment. On a year-to-date basis financing activities generated $1.8 billion compared with the $0.8 billion generated in 2014 as in the comparative period we utilized significant financings in the privatization of our office property subsidiary.

Investing Activities

During the second quarter of 2015 we deployed $0.5 billion of cash in investing activities, compared to net cash proceeds of $361 million in the second quarter of 2014. We invested $3.1 billion during the quarter, both in acquiring assets and continuing to develop internal projects, including the acquisition of a $365 million natural gas production business in Western Australia, Brazilian renewable energy assets and the development of office properties in New York, Toronto and Calgary. We disposed of a partial interest in Boston and Washington D.C. office buildings, generating approximately $600 million of proceeds. In the prior year we realized $1.2 billion of proceeds on the repayment of a distressed debt investment and acquired a 326 MW wind generation portfolio in Ireland for $712 million.

On a year-to-date basis we invested $8.7 billion in assets, up from $6.4 billion in 2014, as we continue to expand our operations and deploy capital for our fund partners. Disposals of assets were $3.9 billion, compared to $4.7 billion in 2014 when we disposed of some large office properties and the aforementioned distressed debt investment.

Q2 2015 INTERIM REPORT	43

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The standard applies retrospectively and is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

44	BROOKFIELD ASSET MANAGEMENT

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•

The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•

The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

BUSINESS ENVIRONMENT AND RISKS

Governmental Investigations and Anti-Bribery and Corruption – Update

The increased global focus on anti-bribery and corruption enforcement may lead to more governmental investigations, audits and inquiries, both formal and informal in this area, the results of which cannot be predicted. For example, in 2012 we were notified by the SEC that it was conducting an anti-bribery and corruption investigation related to a Brazilian subsidiary of ours that allegedly made payments to certain third parties in Brazil and those payments were, in turn, allegedly used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. The U.S. Department of Justice (“DOJ”) opened an investigation in 2013. A civil action against our Brazilian subsidiary by a public prosecutor in Brazil has been ongoing since 2012. All involved have denied the allegations. The SEC and DOJ sought information from us and we cooperated with both authorities in this regard. In 2012, a leading international law firm conducted an independent investigation into the allegations, and based on the results of that investigation we have no reason to believe that our Brazilian subsidiary or its employees engaged in any wrongdoing. By way of update, in June 2015 the SEC staff informed us in writing that it concluded its investigation and, based on the information it has to date, does not intend to recommend an enforcement action against us. We hope to resolve any remaining outstanding matters in due course and do not expect that any legal outcome will be financially material to the company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q2 2015 INTERIM REPORT	45

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Jun. 30, 2015	Dec. 31, 2014
Assets

Cash and cash equivalents		$2,923	$3,160

Other financial assets	5,6	5,586	6,285

Accounts receivable and other	6	6,937	8,845

Inventory	6	5,414	5,620

Assets classified as held for sale	7	1,499	2,807

Equity accounted investments		20,167	14,916

Investment properties		46,652	46,083

Property, plant and equipment	8	34,599	34,617

Intangible assets		4,326	4,327

Goodwill		1,478	1,406

Deferred income tax assets		1,417	1,414

Total Assets		$130,998	$129,480

Liabilities and Equity

Accounts payable and other	6	$11,117	$10,408

Liabilities associated with assets classified as held for sale	7	617	1,419

Corporate borrowings		3,826	4,075

Non-recourse borrowings

Property-specific mortgages	6	40,332	40,364

Subsidiary borrowings	6	8,698	8,329

Deferred income tax liabilities		7,951	8,097

Subsidiary equity obligations		3,435	3,541

Equity

Preferred equity		3,549	3,549

Non-controlling interests		30,006	29,545

Common equity	9	21,467	20,153

Total equity		55,022	53,247

Total Liabilities and Equity		$130,998	$129,480

46	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2015	2014	2015	2014

Revenues		$4,923	$4,673	$9,319	$9,011

Direct costs		(3,595)	(3,229)	(6,601)	(6,219)

Other income and gains		12	162	12	197

Equity accounted income		603	345	870	619

Expenses

Interest		(725)	(639)	(1,426)	(1,265)

Corporate costs		(29)	(33)	(58)	(66)

Fair value changes	10	70	996	1,183	1,711

Depreciation and amortization		(428)	(371)	(829)	(747)

Income taxes		368	(346)	167	(840)

Net income		$1,199	$1,558	$2,637	$2,401

Net income attributable to:

Shareholders		$645	$785	$1,374	$1,326

Non-controlling interests		554	773	1,263	1,075

		$1,199	$1,558	$2,637	$2,401

Net income per share:

Diluted	9	$0.62	$0.79	$1.35	$1.32

Basic	9	$0.64	$0.81	$1.39	$1.35

Q2 2015 INTERIM REPORT	47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014

Net income	$1,199	$1,558	$2,637	$2,401

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	182	(108)	76	(211)

Available-for-sale securities	(27)	81	(101)	107

Equity accounted investments	84	20	89	(29)

Foreign currency translation	230	381	(1,521)	504

Income taxes	16	57	(26)	107

	485	431	(1,483)	478

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	41	3	51	10

Revaluation of pension obligations	3	(2)	4	(5)

Equity accounted investments	—	(8)	—	(7)

Income taxes	(1)	—	(4)	1

	43	(7)	51	(1)

Other comprehensive income (loss)	528	424	(1,432)	477

Comprehensive income	$1,727	$1,982	$1,205	$2,878

Attributable to:

Shareholders

Net income	$645	$785	$1,374	$1,326

Other comprehensive income (loss)	377	209	(379)	301

Comprehensive income	$1,022	$994	$995	$1,627

Non-controlling interests

Net income	$554	$773	$1,263	$1,075

Other comprehensive income (loss)	151	215	(1,053)	176

Comprehensive income	$705	$988	$210	$1,251

48	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at March 31, 2015	$3,071	$189	$10,121	$1,590	$6,140	$(1,169)	$(502)	$19,440	$3,549	$29,360	$52,349

Changes in period

Net income	—	—	645	—	—	—	—	645	—	554	1,199

Other comprehensive income	—	—	—	—	22	234	121	377	—	151	528

Comprehensive income	—	—	645	—	22	234	121	1,022	—	705	1,727

Shareholder distributions

Common equity	—	—	(116)	—	—	—	—	(116)	—	—	(116)

Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(372)	(372)

Other items
Equity issuances, net of redemptions	1,207	(1)	(25)	—	—	—	—	1,181	—	533	1,714
Share-based compensation	—	16	(1)	—	—	—	—	15	—	5	20
Ownership changes	—	—	—	(48)	11	(8)	4	(41)	—	(225)	(266)

Total change in period	1,207	15	469	(48)	33	226	125	2,027	—	646	2,673

Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at March 31, 2014	$2,922	$172	$7,569	$1,992	$5,131	$333	$(272)	$17,847	$3,279	$25,828	$46,954

Changes in period

Net income	—	—	785	—	—	—	—	785	—	773	1,558

Other comprehensive income	—	—	—	—	9	178	22	209	—	215	424

Comprehensive income	—	—	785	—	9	178	22	994	—	988	1,982

Shareholder distributions

Common equity	—	—	(98)	—	—	—	—	(98)	—	—	(98)

Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(517)	(517)

Other items

Equity issuances, net of redemptions	16	—	(7)	—	—	—	—	9	274	61	344

Share-based compensation	—	15	(2)	—	—	—	—	13	—	5	18

Ownership changes	—	—	79	(111)	(79)	(3)	(27)	(141)	—	672	531

Total change in period	16	15	719	(111)	(70)	175	(5)	739	274	1,209	2,222

Balance as at June 30, 2014	$2,938	$187	$8,288	$1,881	$5,061	$508	$(277)	$18,586	$3,553	$27,037	$49,176

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q2 2015 INTERIM REPORT	49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

Changes in period

Net income	—	—	1,374	—	—	—	—	1,374	—	1,263	2,637

Other comprehensive income (loss)	—	—	—	—	29	(464)	56	(379)	—	(1,053)	(1,432)

Comprehensive income (loss)	—	—	1,374	—	29	(464)	56	995	—	210	1,205

Shareholder distributions

Common equity	—	—	(221)	—	—	—	—	(221)	—	—	(221)

Preferred equity	—	—	(68)	—	—	—	—	(68)	—	—	(68)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(699)	(699)

Other items

Equity issuances, net of redemptions	1,247	(11)	(194)	—	—	—	—	1,042	—	859	1,901

Share-based compensation	—	30	(3)	—	—	—	—	27	—	30	57

Ownership changes	—	—	—	(437)	11	(38)	3	(461)	—	61	(400)

Total change in period	1,247	19	888	(437)	40	(502)	59	1,314	—	461	1,775

Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

Changes in period

Net income	—	—	1,326	—	—	—	—	1,326	—	1,075	2,401

Other comprehensive income (loss)	—	—	—	—	9	315	(23)	301	—	176	477

Comprehensive income (loss)	—	—	1,326	—	9	315	(23)	1,627	—	1,251	2,878

Shareholder distributions

Common equity	—	—	(190)	—	—	—	—	(190)	—	—	(190)

Preferred equity	—	—	(76)	—	—	—	—	(76)	—	—	(76)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(903)	(903)

Other items

Equity issuances, net of redemptions	39	—	(57)	—	—	—	—	(18)	455	121	558

Share-based compensation	—	28	(4)	—	—	—	—	24	—	10	34

Ownership changes	—	—	130	(473)	(113)	3	(109)	(562)	—	(89)	(651)

Total change in period	39	28	1,129	(473)	(104)	318	(132)	805	455	390	1,650

Balance as at June 30, 2014	$2,938	$187	$8,288	$1,881	$5,061	$508	$(277)	$18,586	$3,553	$27,037	$49,176

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

50	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2015	2014	2015	2014

Operating activities
Net income	$1,199	$1,558	$2,637	$2,401
Other income and gains	(12)	(162)	(12)	(197)
Share of undistributed equity accounted earnings	(490)	(232)	(641)	(435)
Fair value changes	(70)	(996)	(1,183)	(1,711)
Depreciation and amortization	428	371	829	747
Deferred income taxes	(405)	310	(238)	767
Investments in residential inventory	37	(99)	(57)	(180)
Net change in non-cash working capital balances	(20)	64	(219)	(380)

	667	814	1,116	1,012

Financing activities
Corporate borrowings issued	—	—	496	454
Commercial paper and bank borrowings, net	(900)	79	(515)	156
Property-specific mortgages issued	2,395	3,504	3,479	4,811
Property-specific mortgages repaid	(2,078)	(3,865)	(3,142)	(5,040)
Other debt of subsidiaries issued	1,587	600	4,303	2,836
Other debt of subsidiaries repaid	(2,115)	(731)	(3,697)	(1,721)
Capital provided by interests of others in consolidated funds	3	20	15	91
Capital repaid to interests of others in consolidated funds	(56)	(164)	(61)	(187)
Capital provided from non-controlling interests	792	863	2,556	2,406
Capital paid to non-controlling interests	(259)	(802)	(1,697)	(2,285)
Preferred equity issuances	—	268	—	443
Common shares issued	1,196	16	1,240	46
Common shares repurchased	(27)	—	(204)	(53)
Distributions to non-controlling interests	(372)	(517)	(699)	(903)
Distributions to shareholders	(150)	(136)	(289)	(266)

	16	(865)	1,785	788

Investing activities
Acquisitions
Investment properties	(667)	(745)	(1,470)	(1,478)
Property, plant and equipment	(266)	(349)	(465)	(587)
Equity accounted investments	(663)	(172)	(3,368)	(355)
Other financial assets	(1,074)	(577)	(1,786)	(2,183)
Acquisition of subsidiaries	(385)	(1,007)	(1,635)	(1,803)
Dispositions and return of capital
Investment properties	837	605	1,387	1,350
Property, plant and equipment	70	117	87	330
Equity accounted investments	747	499	764	640
Other financial assets	895	1,836	1,562	2,318
Disposition of subsidiaries	21	—	81	99
Restricted cash and deposits	23	154	1,778	65

	(462)	361	(3,065)	(1,604)

Cash and cash equivalents
Change in cash and cash equivalents	221	310	(164)	196
Foreign exchange revaluation	59	52	(73)	58
Balance, beginning of period	2,643	3,555	3,160	3,663

Balance, end of period	$2,923	$3,917	$2,923	$3,917

Q2 2015 INTERIM REPORT	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2014 included in that report.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company for issuance on August 6, 2015.

b)	Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The standard applies retrospectively and is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

52	BROOKFIELD ASSET MANAGEMENT

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications infrastructure, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as information technology, facilities charges and internal audit are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses attributable to shareholders arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total operating segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

Q2 2015 INTERIM REPORT	53

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology, facilities charges and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2015	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$72	$1,340	$443	$537	$660	$509	$1,342	$20	$4,923

Inter-segment revenues	181	—	—	—	—	—	—	7	188	i

Segmented revenues	253	1,340	443	537	660	509	1,342	27	5,111

Equity accounted income	—	169	9	154	10	—	6	(2)	346	ii

Interest expense	—	(382)	(114)	(98)	(39)	(42)	(2)	(55)	(732)	iii

Current income taxes	—	(14)	(5)	(7)	—	(2)	(4)	(5)	(37)	iv

Funds from operations	142	324	66	61	13	(23)	22	(85)	520	v

Common equity	311	15,864	4,420	2,182	1,061	2,404	1,227	(6,002)	21,467

Equity accounted investments	—	14,722	251	4,469	365	317	2	41	20,167

Additions to non-current assets[1]	—	2,282	316	296	580	15	3	22	3,514

 1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets and goodwill

AS AT DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED JUN. 30, 2014	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$76	$1,271	$425	$564	$683	$584	$967	$103	$4,673

Inter-segment revenues	109	—	—	—	—	—	—	—	109	i

Segmented revenues	185	1,271	425	564	683	584	967	103	4,782

Equity accounted income	—	149	8	85	9	13	7	—	271	ii

Interest expense	—	(322)	(103)	(96)	(18)	(42)	—	(58)	(639)	iii

Current income taxes	—	(8)	(4)	(10)	(3)	(6)	(1)	(4)	(36)	iv

Funds from operations	94	271	83	53	67	32	37	(68)	569	v

Common equity	323	14,877	4,882	2,097	1,050	2,080	1,220	(6,376)	20,153

Equity accounted investments	—	10,586	273	3,544	—	330	154	29	14,916

Additions to non-current assets[1]	—	1,104	1,083	180	492	15	2	80	2,956

 1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets and goodwill

54	BROOKFIELD ASSET MANAGEMENT

FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$133	$2,617	$901	$1,074	$1,258	$1,001	$2,255	$80	$9,319

Inter-segment revenues	330	—	—	—	—	—	—	13	343	i

Segmented revenues	463	2,617	901	1,074	1,258	1,001	2,255	93	9,662

Equity accounted income	—	341	13	256	10	4	9	(1)	632	ii

Interest expense	—	(767)	(219)	(192)	(62)	(83)	(4)	(112)	(1,439)	iii

Current income taxes	—	(23)	(10)	(14)	2	(14)	(5)	(7)	(71)	iv

Funds from operations	252	607	147	118	30	(21)	65	(121)	1,077	v

Additions to non-current assets[1]	—	6,149	1,270	1,531	1,762	31	4	68	10,815

1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets, and goodwill

FOR THE SIX MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$118	$2,506	$965	$1,123	$1,297	$1,121	$1,751	$130	$9,011

Inter-segment revenues	253	—	—	—	—	—	—	—	253	i

Segmented revenues	371	2,506	965	1,123	1,297	1,121	1,751	130	9,264

Equity accounted income	—	277	15	182	24	19	13	1	531	ii

Interest expense	—	(619)	(204)	(188)	(36)	(98)	(3)	(117)	(1,265)	iii

Current income taxes	—	(19)	(13)	(17)	(6)	(9)	(1)	(8)	(73)	iv

Funds from operations	182	478	247	112	130	51	49	(188)	1,061	v

Additions to non-current assets[1]	—	2,397	1,707	661	538	62	2	80	5,447

1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets and goodwill

i.	Inter-Segment Revenues

For the three months ended June 30, 2015, the adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $181 million (2014 – $109 million) and interest income on loans between consolidated entities totalling $7 million (2014 – $nil), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

For the six months ended June 30, 2015, the adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $330 million (2014 – $253 million) and interest income on loans between consolidated entities totalling $13 million (2014 – $nil), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014

Segmented equity accounted income	$346	$271	$632	$531

Fair value changes and other non-FFO items	257	74	238	88

Equity accounted income	$603	$345	$870	$619

Q2 2015 INTERIM REPORT	55

iii.	Interest Expense

During the three and six months ended June 30, 2015 the adjustment to interest expense consists of interest on loans between consolidated entities totalling $7 million and $13 million (2014 – $nil and $nil) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014
Segment current tax expense	$(37)	$(36)	$(71)	$(73)

Deferred income tax recovery (expense)	405	(310)	238	(767)

Income tax recovery (expense)	$368	$(346)	$167	$(840)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2015	2014	2015	2014
Total reportable segment FFO		$520	$569	$1,077	$1,061

Realized disposition gains not recorded in net income	vi	(191)	(87)	(353)	(157)

Non-controlling interests in FFO		566	687	1,083	1,212

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items		257	74	238	88

Fair value changes		70	996	1,183	1,711

Depreciation and amortization		(428)	(371)	(829)	(747)

Deferred income taxes		405	(310)	238	(767)

Net income		$1,199	$1,558	$2,637	$2,401

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses attributable to shareholders which are recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

During the three and six months ended June 30, 2015, there were $191 million and $353 million (2014 – $87 million and $157 million) of realized disposition gains resulting from fair value changes recognized in prior periods. There were no realized disposition gains resulting from revaluation surplus recognized in prior periods or revaluation surplus or ownership changes in common equity in the current and prior year period. d) Geographic Allocation

d)	Geographic Allocation

The company’s revenues by location of operations and consolidated assets by location of assets are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014
United States	$1,632	$1,714	$3,247	$3,174

Canada	975	811	1,727	1,628

Australia	983	848	1,724	1,629

Europe	545	471	1,065	916

Brazil	302	397	623	786

Other	486	432	933	878

	$4,923	$4,673	$9,319	$9,011

56	BROOKFIELD ASSET MANAGEMENT

The company’s consolidated assets by location of assets are as follows:

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

United States	$64,987	$67,125

Canada	19,251	19,487

Australia	13,065	12,747

Brazil	11,273	11,849

Europe	14,979	10,758

Other	7,443	7,514

	$130,998	$129,480

e)	Revenues Allocation

Total external revenues by product or service are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014
Asset management	$72	$76	$133	$118

Property

Office properties	658	659	1,301	1,302

Retail properties	69	55	147	106

Industrial, multifamily, hotel and other	613	557	1,169	1,098

Renewable energy

Hydroelectric	326	332	679	785

Wind energy	102	89	202	157

Co-generation and other	15	4	20	23

Infrastructure

Utilities	221	247	429	478

Transport	163	184	327	362

Energy	88	58	185	139

Sustainable resources and other	65	75	133	144

Private equity	660	683	1,258	1,297

Residential development	509	584	1,001	1,121

Service activities	1,342	967	2,255	1,751

Corporate activities	20	103	80	130

	$4,923	$4,673	$9,319	$9,011

Q2 2015 INTERIM REPORT	57

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2015:

(MILLIONS)	Renewable Energy	Private Equity	Other	Total

Cash and cash equivalents	$19	$9	$30	$58

Accounts receivable and other	41	149	120	310

Inventory	—	—	76	76

Investment properties	—	—	417	417

Property, plant and equipment	1,160	832	8	2,000

Intangible assets	—	—	222	222

Goodwill	—	—	153	153

Deferred income tax assets	—	—	4	4

Total assets	1,220	990	1,030	3,240

Less:

Accounts payable and other	(41)	(152)	(129)	(322)

Non-recourse borrowings	(391)	(82)	(164)	(637)

Deferred income tax liabilities	(28)	(54)	(8)	(90)

Non-controlling interests[1]	(16)	—	—	(16)

	(476)	(288)	(301)	(1,065)

Net assets acquired	$744	$702	$729	$2,175

Consideration[2]	$744	$530	$529	$1,803

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests
3.	Excludes previously held $200 million equity accounted investment

In January 2015, a subsidiary of Brookfield completed the acquisition of a natural gas production operation for total consideration of $449 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $41 million and $20 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In March 2015, a subsidiary of Brookfield completed the acquisition of a renewable power generation portfolio in Brazil. Total consideration of R$1,678 million ($525 million) included cash consideration of R$1,546 million ($484 million) and a deferred consideration amount. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $15 million and $4 million, respectively. The purchase price allocation has been completed on a preliminary basis.

Purchase price allocations for the other business combinations completed in the six months ended June 30, 2015 have also been completed on a preliminary basis.

Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

FOR THE SIX MONTHS ENDED JUNE 30 (MILLIONS)	2015

Fair value of investment immediately before acquiring control	$200

Less: Carrying value of investment immediately before acquisition	(99)

Remeasurement gain recorded in net income	$101

58	BROOKFIELD ASSET MANAGEMENT

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at June 30, 2015 and December 31, 2014:

	Jun. 30, 2015		Dec. 31, 2014
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$2,923	$2,923	$3,160	$3,160

Other financial assets

Government bonds	127	127	97	97

Corporate bonds	1,113	1,113	927	927

Fixed income securities and other	921	921	869	869

Common shares and warrants	2,078	2,078	3,465	3,465

Loans and notes receivable	1,347	1,347	927	927

	5,586	5,586	6,285	6,285

Accounts receivable and other	5,547	5,547	7,124	7,124

	$14,056	$14,056	$16,569	$16,569

Financial liabilities

Corporate borrowings	$3,826	$4,196	$4,075	$4,401

Property-specific mortgages	40,332	41,619	40,364	41,570

Subsidiary borrowings	8,698	8,902	8,329	8,546

Accounts payable and other	11,117	11,117	10,408	10,408

Subsidiary equity obligations	3,435	3,432	3,541	3,558

	$67,408	$69,266	$66,717	$68,483

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $2,169 million (2014 – $3,627 million) of financial assets and $1,319 million (2014 – $1,429 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Jun. 30, 2015			Dec. 31, 2014
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Other financial assets

Government bonds	$70	$57	$—	$28	$69	$—

Corporate bonds	27	1,086	—	768	159	—

Fixed income securities and other	24	115	782	57	39	773

Common shares and warrants	796	—	1,282	765	5	2,695

Loans and notes receivables	—	25	11	—	37	12

Accounts receivable and other	—	1,131	94	—	1,222	147

	$917	$2,414	$2,169	$1,618	$1,531	$3,627

Financial liabilities

Accounts payable and other	$—	$2,293	$45	$—	$1,830	$92

Subsidiary equity obligations	—	67	1,274	—	86	1,337

	$—	$2,360	$1,319	$—	$1,916	$1,429

Q2 2015 INTERIM REPORT	59

During the three months and six months ended June 30, 2015, $769 million of financial assets were transferred from level 1 to level 2 due to the elimination of an active market for those financial assets. There were no transfers into or out of level 3 during the same periods. There were no transfers between levels 1, 2 or 3 in the first six months of 2014.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include corporate bonds, foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2015	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ payable)	$1,131/ (2,293)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	(67)	Aggregated market prices of underlying investments

Other financial assets	1,283	Valuation models based on observable market data

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

60	BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2015	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$782	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants (common shares and warrants)	1,252	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	(1,274)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receiveable/payable)	94/ (45)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at June 30, 2015:

	Three Months Ended		Six Months Ended
(MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Balance at beginning of period	$2,425	$1,323	$3,627	$1,429

Fair value changes in net income	(159)	(11)	(81)	(47)

Fair value changes in other comprehensive income[1]	16	16	16	(50)

Disposals, net of additions	(113)	(9)	(1,393)	(13)

Balance at end of period	$2,169	$1,319	$2,169	$1,319

1.	Includes foreign currency translation

Q2 2015 INTERIM REPORT	61

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$1,951	$1,234

Non-current portion	3,635	5,051

	$5,586	$6,285

b)	Accounts Receivable and Other

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$4,873	$6,312

Non-current portion[1]	2,064	2,533

	$6,937	$8,845

c)	Inventory

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$2,747	$2,815

Non-current portion	2,667	2,805

	$5,414	$5,620

d)	Accounts Payable and Other

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$7,050	$6,054

Non-current portion	4,067	4,354

	$11,117	$10,408

e)	Property-Specific Mortgages

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$6,044	$3,596

Non-current portion	34,288	36,768

	$40,332	$40,364

f)	Subsidiary Borrowings

AS AT JUN. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$2,197	$835

Non-current portion	6,501	7,494

	$8,698	$8,329

1.	Includes $361 million (2014 - $446 million) of sustainable resource assets

62	BROOKFIELD ASSET MANAGEMENT

7.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at June 30, 2015:

AS AT JUN. 30, 2015 (MILLIONS)	Property	Renewable Energy	Infrastructure and Other	Total

Assets

Cash and cash equivalents	$16	$1	$2	$19

Accounts receivables and other	—	7	9	16

Investment properties	616	—	—	616

Property, plant and equipment	—	230	258	488

Equity accounted investments	16	—	311	327

Intangible assets	—	—	33	33

Assets classified as held for sale	$648	$238	$613	$1,499

Liabilities

Accounts payable and other	$31	$16	$11	$58

Property-specific mortgages	236	136	144	516

Deferred income tax liabilities	—	—	43	43

Liabilities associated with assets classified as held for sale	$267	$152	$198	$617

As at June 30, 2015 the company has classified the following significant asset groups or investments as held for sale.

i.	Property

As at June 30, 2015, a subsidiary of the company classified office buildings in Toronto and London with total assets of $648 million and total liabilities of $267 million.

ii.	Renewable Energy

As at June 30, 2015, a subsidiary of the company has initiated a plan to dispose its interest in its California wind facility. The carrying amounts of the assets and directly associated liabilities classified as held for sale are $238 million and $152 million, respectively.

iii.	Infrastructure and Other

During the second quarter, a subsidiary of the company has initiated a plan to dispose its interest in its New England electricity transmission operations and its North American natural gas transmission business. The New England electricity transmission operation’s total assets are $256 million and total liabilities are $195 million. The company’s North American natural gas transmission investment is equity accounted with a carrying value of $311 million.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Jun. 30, 2015	Dec. 31, 2014

Renewable energy	$19,881	$19,970

Infrastructure

Utilities	3,642	3,637

Transport and energy	4,240	4,447

Sustainable resources	823	977

Property	2,728	2,872

Private equity and other	3,285	2,714

	$34,599	$34,617

Q2 2015 INTERIM REPORT	63

9.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Jun. 30, 2015	Dec. 31, 2014

Common shares	$4,278	$3,031

Contributed surplus	204	185

Retained earnings	10,590	9,702

Ownership changes	1,542	1,979

Accumulated other comprehensive income	4,853	5,256

Common equity	$21,467	$20,153

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the second quarter of 2015 of $0.12 per share (2014 – $0.11 per share).

In April 2015, the company issued 30.8 million Class A shares at a price of $37.33 per Class A share, or $35.84 per Class A share after underwriters’ commission, under a public offering and concurrently completed a private placement of 2.1 million Class A shares issued at $35.84 per Class A share to current officers, directors and Partners Value Investments Inc. (TSX-V:PVF). The aggregate gross proceeds from these issuances total approximately $1.225 billion.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding resulting in the issuance of 320 million Class A shares.

The number of issued and outstanding common shares and unexercised options at June 30, 2015 and December 31, 2014 are as follows:

	Jun. 30, 2015	Dec. 31, 2014[1]
Class A shares[2]	960,249,928	928,142,400

Class B shares	85,120	85,120

Shares outstanding[2]	960,335,048	928,227,520

Unexercised options[3]	54,738,894	55,009,149

Total diluted shares	1,015,073,942	983,236,669

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015
2.	Net of 20,951,793 (2014 – 16,201,324) Class A shares held by the company to satisfy long-term compensation agreements
3.	Includes management share option plan and escrowed stock plan

64	BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2015	2014[1]	2015	2014[1]
Outstanding at beginning of period[2]	927,108,268	923,522,265	928,227,520	923,207,394

Issued (repurchased)

Issuances	32,901,133	—	32,901,133	—

Repurchases	(770,818)	—	(4,958,914)	(1,868,236)

Long-term share ownership plans[3]	1,032,957	1,084,911	4,043,125	3,170,793

Dividend reinvestment plan	63,270	76,166	121,946	173,391

Other	238	804	238	804

Outstanding at end of period[2]	960,335,048	924,684,146	960,335,048	924,684,146

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015
2.	Net of 20,951,793 (2014 – 16,201,324) Class A shares held by the company to satisfy long-term compensation agreements
3.	Includes management share option plan and restricted stock plan

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014
Net income attributable to shareholders	$645	$785	$1,374	$1,326

Preferred share dividends	(34)	(38)	(68)	(76)

Net income available to shareholders – basic	611	747	1,306	1,250

Capital securities dividends	—	—	—	2

Net income available for shareholders – diluted	$611	$747	$1,306	$1,252

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014[1]	2015	2014[1]
Weighted average – common shares	952.0	924.0	941.8	923.5

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	28.2	22.4	29.2	21.3

Dilutive effect of the conversion of capital securities	—	—	—	3.8

Common shares and common share equivalents	980.2	946.4	971.0	948.6

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the six months ended June 30, 2015, the company granted 4.9 million stock options at a weighted average exercise price of $36.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 30.4% volatility, a weighted average expected dividend yield of 1.2% annually, a risk free rate of 1.8% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange.

Q2 2015 INTERIM REPORT	65

During the six months ended June 30, 2015, the company granted 4.35 million escrowed shares at a weighted average exercise price of $36.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 30.4% volatility, a weighted average expected dividend yield of 1.25% annually, a risk free rate of 1.8% and a liquidity discount of 25%.

10.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2015	2014	2015	2014

Investment property appraisal gains	$483	$982	$1,111	$1,336

General Growth Properties Inc. warrants	(249)	100	(151)	207

Transaction related gains (losses)	(38)	—	232	230

Investment in Canary Wharf Group	—	—	150	141

Other	(126)	(86)	(159)	(203)

	$70	$996	$1,183	$1,711

11.	SUBSIDIARY PUBLIC ISSUER

In June 2015, the company and a wholly-owned subsidiary of the company, Brookfield Finance Inc. (“BFI”), (collectively the “Issuers”) filed a base shelf prospectus qualifying the distribution of debt securities, Class A preference shares and Class A limited voting shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. As of June 30, 2015, BFI had not completed any issuances and its assets, liabilities, revenues and net income were $nil.

66	BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T:  416-363-9491 or toll free in North America: 1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:  416-682-3860 or toll free in North America: 1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2014 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan (“DRIP”) which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares, and increase their investment in the Corporation free of commissions.

Shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Further details on our Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last business day of February, May, August and November	Last day of March, June, September and December
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18
24, 26, 28, 30, 32, 34, 36, 37, 38, 40 and 42	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

Q2 2015 INTERIM REPORT	67

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Dubai – UAE	Mumbai – India	Singapore
Brookfield Place	Level 1, Al Manara Building	Unit 203, 2nd Floor	Brookfield Singapore Pte Limited
250 Vesey Street, 15th Floor	Sheikh Zayed Road	Tower A, Peninsula Business Park	#24-01, Income at Raffles
New York, New York	Dubai, UAE	Senapati Bapat Marg, Lower Parel	16 Collyer Quay
10281-1023	T 971.4.3158.500	Mumbai - 400013	Singapore 049318
T 212.417.7000	F 971.4.3158.600	T 91 (22) 6600.0400	T 65.6750.4486
F 212.417.7196		F 91 (22) 6600.0401	F 65.6532.0149

Toronto – Canada	Hong Kong	Rio de Janeiro – Brazil	Sydney – Australia
Brookfield Place, Suite 300	Suite 2302, Prosperity Tower	Rua Lauro Müller 116, 21° andar,	Level 22
Bay Wellington Tower	39 Queens Road Central	Botafogo - Rio de Janeiro - Brasil	135 King Street
181 Bay Street, Box 762	Central, Hong Kong	22290 - 160	Sydney, NSW 2001
Toronto, Ontario M5J 2T3	T 852.2143.3003	CEP: 71.635.250	T 61.2.9322.2000
T 416.363.9491	F 852.2537.6948	T 55 (21) 3527.7800	F 61.2.9322.2001
F 416.365.9642		F 55 (21) 3527.7799

	London – United Kingdom	Shanghai – China
	99 Bishopsgate, 2nd Floor	Tower 1 Kerry Center, Suite 805
	London EC2M 3XD	1515 Nanjing Road West
	United Kingdom	Shanghai, China 200040
	T 44 (0) 20.7659.3500	T 86.21.5298.6622
F 44 (0) 20.7659.3501